                                            Filed Pursuant to Rule 424 (b)(5)
                                            Registration No. 333-11491


     INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION PURSUANT TO RULE 424 UNDER THE SECURITIES ACT OF 1933. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 16, 1997
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 21, 1996)

                       SIMON DEBARTOLO GROUP, L.P.
                   $     ,000,000    % NOTES DUE 2004
                   $     ,000,000    % NOTES DUE 2009
                            ------------------------

    Simon DeBartolo Group, L.P., a Delaware limited partnership (the "Operating
Partnership"), will issue the     % Notes due 2004 (the "2004 Notes") and the
    % Notes due 2009 (the "2009 Notes" and together with the 2004 Notes, the "Notes") offered hereby (the "Offering"), in an aggregate principal amount of $250 million. The 2004 Notes will mature on July 31, 2004 and the 2009 Notes will mature on July 31, 2009. The Notes are redeemable at any time at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined in "Description of the Notes -- Optional Redemption"), if any. Interest on the Notes is payable semi-annually in arrears on each July 31 and January 31, commencing on January 31, 1998. The Notes are unsecured obligations of the Operating Partnership and will rank pari passu with each other and all unsecured unsubordinated indebtedness of the Operating Partnership. Simon Property Group, L.P., a Delaware limited partnership and a subsidiary partnership of the Operating Partnership, will guarantee (the "Guarantee") the due and punctual payment of the principal of, premium, if any, interest on, and any other amounts payable with respect to, the Notes, when and as the same shall become due and payable, whether at a maturity date, on redemption, by declaration of acceleration or otherwise. On March 31, 1997, the Operating Partnership had unsecured unsubordinated indebtedness aggregating approximately $685 million. See "Description of the Notes."

    Each series of Notes will be represented by fully-registered global notes in book-entry form, without coupons (a "Global Note"), registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in a Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in a Global Note will be entitled to physical delivery of Notes in definitive form equal in principal amount to their respective beneficial interest only under the limited circumstances described under "Description of the Notes -- Book Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in definitive form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds. See "Description of the Notes -- Same Day Settlement and Payment." The Operating Partnership does not intend to apply for listing of the Notes on a national securities exchange.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================================
                                                                                              PROCEEDS TO THE
                                                   PRICE TO             UNDERWRITING             OPERATING
                                                   PUBLIC(1)             DISCOUNT(2)          PARTNERSHIP(3)
-----------------------------------------------------------------------------------------------------------------
Per 2004 Note.............................             %                      %                      %
-----------------------------------------------------------------------------------------------------------------
Total(3)..................................             $                      $                      $
-----------------------------------------------------------------------------------------------------------------
Per 2009 Note.............................             %                      %                      %
-----------------------------------------------------------------------------------------------------------------
Total(3)..................................             $                      $                      $
=================================================================================================================

(1) Plus accrued interest, if any, from July   , 1997.

(2) The Operating Partnership has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Operating Partnership estimated at $500,000.
                            ------------------------

   The Notes are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York,
New York on or about July   , 1997.
                            ------------------------

MERRILL LYNCH & CO.
           CHASE SECURITIES INC.
                      LEHMAN BROTHERS
                                J.P. MORGAN & CO.
                                         MORGAN STANLEY DEAN WITTER
                                                 SALOMON BROTHERS INC
                                                        UBS SECURITIES
                            ------------------------
            The date of this Prospectus Supplement is July   , 1997.
                                                                            LOGO

                                      LOGO

Certain persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes, including entering stabilizing bids and effecting syndicate covering transactions. For a description of these activities, see "Underwriting."

     The following information in this Prospectus Supplement is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing in the accompanying Prospectus or incorporated herein and therein by reference. Unless indicated otherwise, the information contained in this Prospectus Supplement is presented as of March 31, 1997. All references to the "Operating Partnership" or the "Company" (as defined below) in this Prospectus Supplement and the accompanying Prospectus include the Operating Partnership or the Company, as the case may be, those entities owned or controlled by it (including, in the case of the Operating Partnership, SPG, LP, as defined below) and its predecessors, unless the context indicates otherwise.

                           THE OPERATING PARTNERSHIP

     Simon DeBartolo Group, L.P. (the "Operating Partnership") is a subsidiary partnership of Simon DeBartolo Group, Inc. (the "Company"). The Company is a self-administered and self-managed real estate investment trust ("REIT"). Simon Property Group, L.P. ("SPG, LP") is a subsidiary partnership of the Operating Partnership and is also a subsidiary partnership of the Company. The Operating Partnership is engaged primarily in the ownership, development, management, leasing, acquisition and expansion of income producing properties, primarily regional malls and community shopping centers. On August 9, 1996, the Company acquired the national shopping center business of DeBartolo Realty Corporation ("DRC"), The Edward J. DeBartolo Corporation ("EJDC") and their affiliates as the result of the merger (the "Merger") of DRC with a subsidiary of the Company. As a result of the Merger, the Portfolio Properties (as defined below) were expanded by 61 properties and the management resources of the merged entities were combined to create one of the most experienced management teams in the shopping center business. Management believes that the Portfolio Properties, as measured in gross leasable area ("GLA"), constitute the largest and most geographically diverse portfolio of any publicly traded REIT in North America and that the Company's market capitalization is the largest of any publicly traded real estate company in North America.

     In addition, SPG, LP holds substantially all of the economic interest in M.S. Management Associates, Inc. (the "SPG Management Company"), which manages certain regional malls and community shopping centers not wholly owned by the Operating Partnership and certain other properties and also engages in certain property development activities. The Operating Partnership holds substantially all of the economic interest in, and the SPG Management Company holds substantially all of the voting stock of, DeBartolo Properties Management, Inc. (the "DRC Management Company"), which provides architectural, design, construction and other services to substantially all of the Portfolio Properties owned by the Operating Partnership, as well as certain other regional malls and community shopping centers owned by third parties.

     The Operating Partnership owns or holds interests in a diversified portfolio of 186 income producing properties (the "Portfolio Properties"), including 114 super-regional and regional malls, 65 community shopping centers, three specialty retail centers and four mixed-use properties located in 33 states. The Portfolio Properties contain an aggregate of approximately 114 million square feet of GLA, of which approximately 68 million square feet is GLA owned by the Operating Partnership ("Owned GLA"). Approximately 3,100 different retailers occupy approximately 12,000 stores in the Portfolio Properties. Total estimated retail sales at the Portfolio Properties exceeded $16 billion in 1996. In addition, the Operating Partnership has interests in five properties under construction in the United States aggregating an additional four million square feet of GLA, and owns land held for future development. The Operating Partnership, together with the SPG Management Company and its affiliated management companies, manage approximately 130 million square feet of GLA of retail and mixed-use properties.

                                  THE OFFERING

     All capitalized terms used herein and not defined herein have meanings provided in "Description of the Notes." For a more complete description of the terms of the Notes specified in the following summary, see "Description of the Notes."

Securities Offered.........  $   ,000,000 aggregate principal amount    % Notes
                             due July 31, 2004 (the "2004 Notes") and
                             $   ,000,000 aggregate principal amount of    %
                             Notes due July 31, 2009 (the "2009 Notes" and together with the 2004 Notes, the "Notes").

Maturity...................  The 2004 Notes will mature on July 31, 2004 and the
                             2009 Notes will mature on July 31, 2009.

Interest Payment Dates.....  Semi-annually on each July 31 and January 31, commencing January 31, 1998.

Ranking....................  The Notes will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership except that the Notes will be effectively subordinated to
                             (i) the prior claims of each secured mortgage lender to any specific Portfolio Property which secures such lender's mortgage and (ii) any claims of creditors of entities wholly or partly owned, directly or indirectly, by the Operating Partnership. As of March 31, 1997, total consolidated mortgage indebtedness on the Portfolio Properties aggregated approximately $3,062 million.

Guarantee..................  SPG, LP will guarantee the due and punctual payment of the principal of, premium, if any, interest on, and any other amounts payable with respect to, the Notes, when and as the same shall become due and payable, whether at a maturity date, on redemption, by declaration of acceleration or otherwise.

Use of Proceeds............  The net proceeds to the Operating Partnership from the Offering (approximately $ million) will be used primarily to reduce the amount outstanding under the Operating Partnership's Credit Facility (as defined herein) and for general working capital needs.

Limitations on Incurrence
of Debt....................  The Notes contain various covenants, including the following:

                             (1) The Operating Partnership will not incur any
                                 Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Debt is greater than 60% of the sum of (i) the Operating Partnership's Adjusted Total Assets as of the end of the most recent fiscal quarter and (ii) any increase in Adjusted Total Assets from the end of such quarter, including any pro forma increase resulting from the application of proceeds of such additional Debt.

                             (2) The Operating Partnership will not incur any
                                 Secured Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Secured Debt is greater than 55% of the sum of (i) the Operating Partnership's Adjusted Total Assets as of the end of the fiscal quarter prior to the incurrence of such additional Secured Debt and (ii) any increase in Adjusted Total Assets from the end of such quarter, including any pro forma increase resulting from the application of proceeds of such additional Secured Debt.

                             (3) The Operating Partnership will not incur any
                                 Debt if the ratio of EBITDA After Minority
                                 Interest to Interest Expense for the four consecutive fiscal quarters most recently ended prior to the incurrence of such Debt, on a pro forma basis, is less than 1.75 to 1.

                             (4) The Operating Partnership is required to
                                 maintain Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of Unsecured Debt.

                             For definitions of the capitalized terms used in the foregoing covenants, see "Descriptions of the Notes -- Certain Covenants."

Optional Redemption........  The Notes are redeemable at any time at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. See "Description of the Notes -- Optional Redemption."

                              RECENT DEVELOPMENTS

ACQUISITIONS, DEVELOPMENT AND EXPANSION

     On June 16, 1997, the Operating Partnership purchased 1,408,450 shares of common stock of Chelsea GCA Realty, Inc. ("Chelsea"), a publicly traded REIT, for approximately $50 million. The shares purchased represent approximately 9.2% of Chelsea's outstanding common stock. In addition, the Operating Partnership and Chelsea announced that they have formed a strategic alliance to develop and acquire manufacturers' outlet shopping centers with 500,000 square feet or more of GLA in the United States. The Boards of Directors of both the Operating Partnership's managing general partner and Chelsea have approved the terms and conditions of the joint venture agreement.

     On July 10, 1997, the Operating Partnership acquired a 48% interest in West Town Mall, a 1.3 million square foot super regional mall in Knoxville, Tennessee. The transaction increased the Operating Partnership's ownership of West Town Mall to 50%. The remaining 50% is owned by an institutional investor. The Management Company will continue to perform management, leasing and development for the project.

FINANCINGS AND INDEBTEDNESS

     On April 9, 1997, the Operating Partnership refinanced approximately $68 million in existing indebtedness on Lakeline Mall. The new loan is in the principal amount of $74 million, bears interest at a fixed rate of 7.65% and matures on May 1, 2007. The previous loan bore interest at LIBOR plus 0.375%, with a May, 1999 maturity.

     On April 14, 1997, the Operating Partnership obtained improved pricing terms on its $750 million unsecured revolving line of credit (the "Credit Facility"). The agreement for the Credit Facility was amended to reduce the interest rate from LIBOR plus 90 basis points to LIBOR plus 75 basis points. In addition, the Credit Facility's competitive bid feature, which has further reduced interest costs, was increased from $150 million to $300 million.

     On May 15, 1997, the Operating Partnership refinanced approximately $140 million in existing debt on The Forum Shops at Caesar's. The new debt consists of three classes of notes totaling $180 million, with $90 million bearing interest at 7.125% and the other $90 million bearing interest at LIBOR plus 30 basis points, all of which will mature on May 15, 2004. Approximately $40 million of the borrowings were placed in escrow to pay for construction costs required in connection with the development of the expansion of this project which is scheduled to open on August 28, 1997.

     Additionally, on May 15, 1997, the Operating Partnership established a $300 million Medium-Term Note program. Subsequently, on June 24, 1997, the Operating Partnership completed the sale of $100 million of such notes (the "MTN Offering"). The notes sold bear interest at 7.125% and have a stated maturity of June 24, 2005. The net proceeds of this sale were used primarily to pay down the Credit Facility.

     On June 5, 1997, the Operating Partnership closed a $115 million construction loan for The Shops at Sunset Place. The loan initially bears interest at LIBOR plus 1.25% and matures on June 30, 2000, with two one-year extensions available.

     On June 30, 1997, the Operating Partnership closed a $55 million unsecured loan which bears interest at LIBOR plus 0.75% and matures on September 29, 1998. The proceeds were used to retire an existing $55 million mortgage on East Towne Mall, which bore interest at LIBOR plus 1.125%.

     On July 9, 1997, the Company sold 3,000,000 shares of 7.89% Series C Cumulative Step-Up Premium Rate(SM) Preferred Stock (the "Series C Preferred Shares") in a public offering (the "Series C Offering") at $50.00 per share. The net proceeds of the Series C Offering, approximately $146 million, were used for property acquisitions, to pay down the Credit Facility and for general working capital purposes.

     As of March 31, 1997, the Operating Partnership's share of total consolidated and joint venture debt as adjusted to give effect to the Offering (as defined below), the MTN Offering, the Series C Offering and the other transactions described below was approximately $4,170 million. Scheduled maturities of this debt for periods reflected are as follows:

                                                                           MORTGAGE
                                                                             DEBT
                                                        UNSECURED       --------------
                  YEAR OF MATURITY                        DEBT                             TOTAL DEBT
----------------------------------------------------  -------------     (IN THOUSANDS)     ----------
1997(4/1 to 12/31)..................................      --              $   34,442       $   34,442
1998................................................    $  55,000            294,174          349,174
1999................................................           --            245,827          245,827
2000................................................       52,500(1)         360,273          412,773
2001................................................           --            692,858          692,858
2002................................................           --            387,361          387,361
2003................................................      100,000            457,030          557,030
2004................................................      100,000(2)         310,170          410,170
2005................................................      100,000(3)         103,298          203,298
2006................................................      250,000            161,207          411,207
2007................................................           --            190,324          190,324
2008................................................           --                 --               --
Thereafter..........................................      150,000(2)         125,684          275,684
                                                        ---------         ----------       ----------
          Total.....................................    $ 807,500         $3,362,648       $4,170,148
                                                        =========         ==========       ==========

---------------

(1) Represents amount outstanding on the Credit Facility, as adjusted to reflect draws of $50 million to fund the Chelsea investment and $80 million to fund development costs and repayments of $248 million from this Offering, $70 million from the Series C Offering and $95 million from the MTN Offering.

(2) Represents, for illustrative purposes only, proposed amounts and maturities for the Notes.

(3) Represents notes sold in the MTN Offering.

                                USE OF PROCEEDS

     The net proceeds to the Operating Partnership from the sale of the Notes offered hereby (the "Offering"), after deducting total expenses estimated to be approximately $ million, are estimated to be approximately $ million. The Operating Partnership intends to use the proceeds of the Offering primarily to reduce the amount outstanding under the Credit Facility and for general working capital needs. The Credit Facility is an unsecured revolving line of credit which matures initially in September 1999, has an automatic one-year extension and bears interest at LIBOR plus 75 points. On July , 1997, the interest rate
on the Credit Facility was   %.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Operating Partnership as of March 31, 1997, and the pro forma capitalization of the Operating Partnership as of March 31, 1997, as adjusted to give effect to the Offering, the MTN Offering, the Series C Offering and borrowings under the Credit Facility related to the Chelsea investment and development activity.

                                                                           AS OF MARCH 31, 1997
                                                                         ------------------------
                                                                         HISTORICAL     PRO FORMA
                                                                         ----------     ---------
                                                                              (IN MILLIONS)
Debt:
  Mortgages and other indebtedness...................................      $3,062        $ 3,062
  Unsecured Debt:
     Credit Facility.................................................         335             52
     6 7/8% Unsecured Notes due November 15, 2006....................         249            249
     6 3/4% Putable Asset Trust Securities due November 15, 2003.....         101            101
     Medium-Term Notes due June 24, 2005.............................          --            100
       % Notes due 2004..............................................          --            100
       % Notes due 2009..............................................          --            150
                                                                           ------         ------
          Total Debt.................................................       3,747          3,814
                                                                           ------         ------
Partners' Equity
  Series A Preferred Units, 4,000,000 units authorized, issued and
     outstanding(1)..................................................         100            100
  Series B Preferred Units, 9,200,000 units authorized, 8,000,000
     units issued and outstanding(1).................................         193            193
  Series C Preferred Units, 3,000,000 units authorized, issued and
     outstanding on a pro forma basis(1).............................          --            146
  General Partners(2)................................................         992            992
  Limited Partners(2)................................................         620            620
  Unamortized Restricted Stock Award.................................         (20)           (20)
                                                                           ------         ------
          Total Partners' Equity.....................................       1,885          2,031
                                                                           ------         ------
          Total Capitalization.......................................      $5,632          5,845
                                                                           ======         ======

---------------

(1) The Operating Partnership is required to pay the Company preferred distributions equal to the dividends paid by the Company on the Series A Preferred Shares, the Series B Preferred Shares, and the Series C Preferred Shares, respectively.

(2) Units issued and outstanding of the Operating Partnership at March 31, 1997 were as follows:

                                                                                ACTUAL AT
                                                                                MARCH 31,
                                                                                   1997
                                                                               ------------
    General Partners.........................................................  97,534,311
    Limited Partners.........................................................  60,974,050

                     SELECTED FINANCIAL AND OPERATING DATA

     The following tables set forth certain selected financial and operating data on a historical basis for the Operating Partnership for the respective periods presented. The information presented gives effect to the Merger, which occurred on August 9, 1996, as described previously. The historical financial information should be read in conjunction with the financial statements and notes thereto incorporated by reference herein.

                        THREE MONTHS ENDED MARCH 31,(1)                     YEAR ENDED DECEMBER 31,
                     --------------------------------------   ---------------------------------------------------
                         1997                                     1996
                     PRO FORMA(2)      1997         1996      PRO FORMA(2)      1996         1995         1994
                     ------------   ----------   ----------   ------------   ----------   ----------   ----------
                                   (IN THOUSANDS EXCEPT PER SHARE DATA, PORTFOLIO DATA AND RATIOS.)
OPERATING DATA:
Total revenue.......  $  243,301    $  242,414   $  139,444    $  959,956    $  747,704   $  553,657   $  473,676
Income before
  extraordinary
  items.............      44,510        43,062       23,832       188,643       134,663      101,505       60,308
Net Income available
  to Unit holders...  $   35,045    $   13,409   $   21,536    $  150,783    $  118,448   $   96,730   $   42,328
EARNINGS PER UNIT:
Income before
  extraordinary
  items.............  $     0.22    $     0.23   $     0.23    $     0.96    $     1.02   $     1.08   $     0.71
Extraordinary
  items.............          --         (0.15)          --            --         (0.03)       (0.04)       (0.21)
                      ----------    ----------   ----------    ----------    ----------   ----------   ----------
Net Income..........  $     0.22    $     0.08   $     0.23    $     0.96    $     0.99   $     1.04   $     0.50
                      ==========    ==========   ==========    ==========    ==========   ==========   ==========
Distributions per
  Unit..............  $   0.5050    $   0.5050   $   0.4925    $     1.63    $     1.63   $     1.97   $     1.90
Weighted average
  Units
  outstanding.......     157,951       157,951       95,665       157,074       120,182       92,666       84,510
BALANCE SHEET DATA:
Cash and cash
  equivalents.......  $   52,346    $   41,946   $   45,145           N/A    $   64,309   $   62,721   $  105,139
Total assets........   6,122,396     5,908,896    2,532,548           N/A     5,895,910    2,556,436    2,316,860
Mortgages and other
  indebtedness......   3,814,492     3,746,992    1,995,620           N/A     3,681,984    1,980,759    1,938,091
Limited partners'
  equity interest...          --            --      862,161           N/A            --      908,764      909,306
Partners' equity
  (deficit).........  $2,031,733    $1,885,733   $ (660,719)          N/A    $1,945,174   $ (589,126)  $ (807,613)
OTHER DATA:
Cash flow provided
  by (used in):
  Operating
     activities.....         N/A    $   89,517   $   39,248           N/A    $  236,464   $  194,336   $  128,023
  Investing
     activities.....         N/A       (72,040)     (18,570)          N/A      (199,742)    (222,679)    (266,772)
  Financing
     activities.....         N/A       (39,840)     (38,254)          N/A       (35,134)     (14,075)     133,263
Funds from
  Operations
  (FFO)(3)..........         N/A    $   87,939   $   48,680           N/A    $  281,495   $  197,909   $  167,761
                                    ==========   ==========                  ==========   ==========   ==========
Ratio of Earnings to
  Fixed
  Charges(4)........        1.68x         1.70x        1.57x         1.65x         1.64x        1.67x        1.43x

PORTFOLIO DATA:
Total EBITDA(5).....  $  209,274    $  205,341   $  115,741    $  859,433    $  615,322   $  437,548   $  386,835
EBITDA after
  minority
  interest(5).......     169,299       166,889       91,216       678,102       497,215      357,158      307,372
Number of Properties
  at End of
  Period............         186           186          122           186           186          122          119
Total GLA at End of
  Period (thousands
  of square feet)...     113,738       113,738       62,219       113,280       113,280       62,232       58,200

                                           FOR THE FOUR QUARTERS ENDED
                                                    MARCH 31,                   YEAR ENDED DECEMBER 31,
                                           ---------------------------   -------------------------------------
                                             1997                          1996
                                              PRO                           PRO
                                           FORMA(2)    1997      1996    FORMA(2)    1996      1995      1994
                                           ---------   -----     -----   ---------   -----     -----     -----
                                            (IN THOUSANDS EXCEPT PER SHARE DATA, PORTFOLIO DATA AND RATIOS.)
OTHER RATIOS:
Ratio of EBITDA after minority interest to
  Fixed Charges and Preferred Unit
  Distributions(5)(6).....................    2.07x     2.04x     2.20x     2.13x     2.09x     2.18x     2.18x
Ratio of EBITDA after minority interest to
  interest expense(5)(7)..................    2.57x     2.35x     2.46x     2.64x     2.37x     2.39x     2.36x
Ratio of Debt to Adjusted Total
  Assets(8)...............................  45.51%     46.18%    44.29%   45.26%     45.94%    44.90%    50.64%
Ratio of Secured Debt to Adjusted Total
  Assets(9)...............................  36.67%     38.45%    40.19%   37.47%     39.30%    40.72%    45.74%
Ratio of Unencumbered Assets to Unsecured
  Debt(10)................................    3.14x     3.41x     5.80x     3.25x     3.61x     5.92x     3.84x

---------------

 (1) The shopping center industry is seasonal in nature, particularly in the fourth quarter during the holiday season, when tenant occupancy and retail sales are typically at their highest levels. In addition, shopping malls achieve most of their temporary tenant rents during the holiday season. As a result, earnings are generally highest in the fourth quarter of each year.

 (2) Adjusted to give effect to the pro forma adjustments described under "Pro Forma Combined Consolidated Financial Information" appearing elsewhere in this Prospectus Supplement.

 (3) Funds from Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), means combined net income of the Operating Partnership without giving effect to depreciation and amortization, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses on investments in marketable securities and any provision/benefit for income taxes for such period, plus the allocable portion, based on the Operating Partnership's ownership interest, of FFO of unconsolidated joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles. Management believes that FFO is an important and widely used measure of the operating performance of REITs which provides a relevant basis for comparison among REITs. FFO is presented to assist investors in analyzing the performance of the Operating Partnership. The Operating Partnership's method of calculating FFO may be different from the methods used by other REITs. FFO (i) does not represent cash flows from operations as defined by generally accepted accounting principles, (ii) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities and (iii) is not an alternative to cash flows as a measure of liquidity. In March 1995, NAREIT modified its definition of FFO. The modified definition provides that amortization of deferred financing costs and depreciation of nonrental real estate assets are no longer to be added back to net income in arriving at FFO. The modified definition was adopted by the Operating Partnership beginning in 1996. Additionally the FFO for prior periods have been restated to reflect the new definition in order to make the amounts comparative.

 (4) For purposes of computing the Ratio of Earnings to Fixed Charges, earnings have been calculated by adding Fixed Charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. Fixed Charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

 (5) Total EBITDA represents earnings before interest, taxes, depreciation and amortization for all properties. EBITDA after minority interest represents earnings before interest, taxes, depreciation and amortization for all properties after distribution to the third-party joint venture partners. EBITDA (i) does not represent cash flow from operations as defined by generally accepted accounting principles, (ii) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (iii) is not an alternative to cash flows as a measure of liquidity. Management believes that in addition to cash flows and net income, EBITDA is a useful financial performance measurement for assessing the operating performance of an equity REIT because, together with net income and cash flows, EBITDA provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures.

     To evaluate EBITDA and the trends it depicts, the components of EBITDA, such as revenues and operating expenses, should be considered. The Operating Partnership's method of calculating EBITDA may be different from the methods used by other REITs.

 (6) For purposes of computing the ratio of EBITDA after minority interest to Fixed Charges and Preferred Unit Distributions, Fixed Charges and Preferred Unit Distributions consist of interest costs, whether expensed or capitalized and including the Operating Partnership's pro rata share of joint venture interest expense, the interest component of rental expense and amortization of debt issuance costs plus any distributions on outstanding preferred units.

 (7) For purposes of computing the ratio of EBITDA after minority interest to interest expense, EBITDA after minority interest represents earnings before interest, taxes, depreciation and amortization, for all properties after distributions to third-party joint venture partners. Interest expense includes the Operating Partnership's pro rata share of consolidated and joint venture interest expense and is reduced by amortization of debt issuance costs.

 (8) As specified in the Indenture, Debt consists of indebtedness of the Operating Partnership and its consolidated subsidiaries, less any portion attributable to minority interests, plus the Operating Partnership's allocable portion of indebtedness of unconsolidated joint ventures from borrowed money, secured indebtedness, reimbursement obligations in connection with letters of credit and capitalized leases. "Adjusted Total Assets" as of any date means the sum of (i) the amount determined by multiplying the sum of the shares of common stock of the Company issued in the initial public offering of the Company ("IPO") and the units of the Operating Partnership not held by the Company outstanding on the date of the IPO, by $22.25 (the "IPO Price"), (ii) the principal amount of the outstanding consolidated debt of the Company on the date of the IPO, less any portion applicable to minority interests, (iii) the Operating Partnership's allocable portion, based on its ownership interest, of outstanding indebtedness of unconsolidated joint ventures on the date of the IPO, (iv) the purchase price or cost of any real estate assets acquired (including the value, at the time of such acquisition, of any units of the Operating Partnership or shares of common stock of the Company issued in connection therewith) or developed after the IPO by the Operating Partnership or any Subsidiary, less any portion attributable to minority interests, plus the Operating Partnership's allocable portion, based on its ownership interest, of the purchase price or cost of any real estate assets acquired or developed after the IPO by any unconsolidated joint venture,
     (v) the value of the Merger compiled as the sum of (a) the purchase price including all related closing costs and (b) the value of all outstanding indebtedness less any portion attributable to minority interests, including the Operating Partnership's allocable share, based on its ownership interest, of outstanding indebtedness of unconsolidated joint ventures at the Merger date, and (vi) working capital of the Operating Partnership; subject, however, to reduction by the amount of the proceeds of any real estate assets disposed of after the IPO by the Operating Partnership or any Subsidiary, less any portion applicable to minority interests, and by the Operating Partnership's allocable portion, based on its ownership interest, of the proceeds of any real estate assets disposed of after the IPO by unconsolidated joint ventures. On a pro forma basis as of March 31, 1997, the Operating Partnership's Adjusted Total Assets were $9.1 billion. See "Description of the Notes -- Certain Covenants."

 (9) As specified in the Indenture, Secured Debt consists of the Operating Partnership's share of consolidated and joint venture Debt secured by a mortgage or other encumbrance on any property of the Operating Partnership or any Subsidiary. See "Description of the Notes -- Certain Covenants."

(10) As specified in the Indenture, Unencumbered Assets is equal to Adjusted Total Assets multiplied by a fraction, the numerator of which is Unencumbered Annualized EBITDA After Minority Interest and the denominator of which is Annualized EBITDA After Minority Interest. Unencumbered Annualized EBITDA means Annualized EBITDA less any portion attributable to assets serving as collateral for Secured Debt. As specified in the Indenture, Annualized EBITDA means earnings before interest, taxes, depreciation and amortization for all Portfolio Properties with other adjustments as are necessary to exclude the effect of items classified as extraordinary items in accordance with generally accepted accounting principles, adjusted to reflect the assumption that (i) any income earned as a result of any assets having been placed in service since the end of such period had been earned on an annualized basis, during such period, and
     (ii) in the case of an acquisition or disposition by the Operating Partnership, any Subsidiary or any unconsolidated joint venture in which the Operating Partnership or any Subsidiary owns an interest, of any assets since the first day of such period, such acquisition or disposition and any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition. Annualized EBITDA After Minority Interest means Annualized EBITDA after distributions to third party joint venture partners. Unsecured Debt means Debt not secured by a mortgage or other encumbrance on any property of the Operating Partnership or any subsidiary. See "Description of the Notes -- Certain Covenants."

                        SUMMARY OF PORTFOLIO PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

     The following table summarizes, as of March 31, 1997, certain information with respect to the Portfolio Properties, in total and by type of property and retailer:

                                                              TOTAL OWNED      % OF       % OF OWNED
                                                  GLA             GLA         OWNED      GLA WHICH IS
            TYPE OF PROPERTY(1)                (SQ. FT.)       (SQ. FT.)      GLA(2)      LEASED(3)
--------------------------------------------  -----------     -----------     ------     ------------
Regional Malls(4)
  Mall Store................................   32,387,193      32,387,193      48.0 %       84.1%
  Freestanding..............................    1,649,775         820,956       1.2          90.7
                                              -----------      ----------     -----          ----
     Subtotal...............................   34,036,968      33,208,149      49.2          84.3
                                              -----------      ----------     -----          ----
  Anchor....................................   59,676,818      19,624,393      29.1          98.6
                                              -----------      ----------     -----          ----
          Total.............................   93,713,786      52,832,542      78.3          89.6
                                              ===========      ==========     =====          ====
Community Shopping Centers
  Mall Store................................    3,597,791       3,516,701       5.2          88.4
  Freestanding..............................      787,223         292,584       0.4          98.6
  Anchor....................................   10,914,406       6,692,740       9.9          93.1
                                              -----------      ----------     -----          ----
          Total.............................   15,299,420      10,502,025      15.5          91.7
                                              ===========      ==========     =====          ====
Office Portion of Mixed-Use Properties......    2,002,498       2,002,498       3.0          94.3
Mills-type Properties and Other.............    2,722,322       2,189,537       3.2
                                              -----------      ----------     -----
          Total.............................  113,738,026      67,526,602     100.0
                                              ===========      ==========     =====

---------------
(1) All of the GLA and Owned GLA is reported for each Portfolio Property, even if the Partnerships have less than a 100% ownership interest in the Portfolio Property.

(2) Indicates the percentage of total Owned GLA represented by each category of space.

(3) Includes space for which, a lease has been executed, whether or not the space was then occupied.

(4) Includes three specialty retail centers and retail space at four mixed-use properties.

                            DESCRIPTION OF THE NOTES

     The following description of the specific terms of the Notes supplements the description of the general terms and provisions of Debt Securities set forth in the accompanying Prospectus under the caption "Description of Debt Securities."

     The 2004 Notes and the 2009 Notes constitute separate series of debt securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture dated as of November 26, 1996, among the Operating Partnership, SPG, LP, as guarantor, and The Chase Manhattan Bank, as trustee (the "Trustee"), as supplemented by a Fourth Supplemental Indenture,
dated as of July   , 1997, between the Operating Partnership and the Trustee
(together, the "Indenture"). The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. SPG, LP will guarantee the due and punctual payment of the principal of, premium, if any, interest on, and any other amounts payable with respect to, the Notes, when and as the same shall become due and payable, whether at a maturity date, on redemption, by declaration of acceleration or otherwise. See "-- The Guarantee." The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below.

GENERAL

     The 2004 Notes will be limited in aggregate principal amount to $   million
and the 2009 Notes will be limited in aggregate principal amount to $   million.
The Notes will be direct, unsecured obligations of the Operating Partnership and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. The Notes will be effectively subordinated to (i) the prior claims of each secured mortgage lender to any specific Portfolio Property which secures such lender's mortgage and (ii) any claims of creditors of entities wholly or partly owned, directly or indirectly, by the Operating Partnership. Subject to certain limitations set forth in the Indenture, and as described under "-- Certain Covenants -- Limitations on Incurrence of Debt" below, the Indenture will permit the Operating Partnership to incur additional secured and unsecured indebtedness. At March 31, 1997, the Operating Partnership had combined unsecured unsubordinated indebtedness aggregating approximately $685 million.

     The 2004 Notes will mature on July 31, 2004 and the 2009 Notes will mature on July 31, 2009 (each, a "Maturity Date"). The Notes are not subject to any sinking fund provisions. The Notes will be issued only in fully registered, book-entry form without Coupons, in denominations of $1,000 and integral multiples, thereof, except under the limited circumstances described below under "Book-Entry System."

     Except as described under "-- Certain Covenants -- Limitations on Incurrence of Debt" below and under "Description of Debt Securities -- Merger, Consolidation or Sale" in the accompanying Prospectus, the Indenture does not contain any provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the Company or the General Partners of the Operating Partnership, or any affiliate of any such party, (ii) a change of control, or
(iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Description of Debt Securities -- Merger, Consolidation or Sale" in the accompanying Prospectus, the Operating Partnership may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Notes. It is currently expected that subsequent to the first anniversary of the date of the Merger, reorganizational transactions will be effected so that the Operating Partnership will directly own all of the assets and partnership interests now owned by SPG, LP. However, there can be no assurance that such reorganizational transactions will be so effected. See "The Operating Partnership" in the accompanying Prospectus.

PRINCIPAL AND INTEREST

     The 2004 and the 2009 Notes will bear interest at the rates set forth on the cover page of this Prospectus Supplement from the date of issuance or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on each July 31 and January 31, commencing January 31, 1998 (each, an "Interest Payment Date"), and on the applicable Maturity Date, to the persons (the "Holders") in whose names the applicable Notes are registered in the Security Register applicable to the Notes at the close of business 15 calendar days prior to such payment date regardless of whether such day is a Business Day, as defined below (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     The principal of each Note payable on the applicable Maturity Date will be paid against presentation and surrender of such Note at the corporate trust office of the Trustee, located initially at 450 West 33rd Street, 15th Floor, New York, New York 10001, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     If any Interest Payment Date or a Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or such Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close.

CERTAIN COVENANTS

     Limitations on Incurrence of Debt. The Operating Partnership will not, and will not permit any Subsidiary (as defined below) to, incur any Debt (as defined below), other than intercompany debt (representing Debt to which the only parties are the Company, the Operating Partnership and any of their Subsidiaries (but only so long as such Debt is held solely by any of the Company, the Operating Partnership and any Subsidiary) that is subordinate in right of payment to the Notes), if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt would be greater than 60% of the sum of (i) the Operating Partnership's Adjusted Total Assets (as defined below) as of the end of the fiscal quarter prior to the incurrence of such additional Debt and (ii) any increase in Adjusted Total Assets from the end of such quarter including, without limitation, any pro forma increase from the application of the proceeds of such additional Debt.

     In addition to the foregoing limitation on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, pledge, encumbrance or security interest of any kind upon any of the property of the Operating Partnership or any Subsidiary ("Secured Debt"), whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt is greater than 55% of the sum of (i) the Operating Partnership's Adjusted Total Assets as of the end of the fiscal quarter prior to the incurrence of such additional Secured Debt and (ii) any increase in Adjusted Total Assets from the end of such quarter including, without limitation, any pro forma increase from the application of the proceeds of such additional Secured Debt.

     In addition to the foregoing limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Annualized EBITDA After Minority Interest to Interest Expense (in each case as defined below) for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.75 to 1 on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred since the first day of such four-quarter period had been incurred, and the proceeds therefrom had been applied

(to whatever purposes such proceeds had been applied as of the date of calculation of such ratio), at the beginning of such period, (ii) any other Debt that has been repaid or retired since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), (iii) any income earned as a result of any assets having been placed in service since the end of such four-quarter period had been earned, on an annualized basis, during such period, and (iv) in the case of any acquisition or disposition by the Operating Partnership, any Subsidiary or any unconsolidated joint venture in which the Operating Partnership or any Subsidiary owns an interest, of any assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition and any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

     For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Operating Partnership, its Subsidiaries and by any unconsolidated joint venture, whenever the Operating Partnership, any Subsidiary, or any unconsolidated joint venture, as the case may be, shall create, assume, guarantee or otherwise become liable in respect thereof.

     Maintenance of Unencumbered Assets. The Operating Partnership is required to maintain Unencumbered Assets (as defined below) of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of the Operating Partnership.

     As used herein:

     "Adjusted Total Assets" as of any date means the sum of (i) the amount determined by multiplying the sum of the shares of common stock of the Company issued in the initial public offering of the Company ("IPO") and the units of the Operating Partnership not held by the Company outstanding on the date of the IPO, by $22.25 (the "IPO Price"), (ii) the principal amount of the outstanding consolidated debt of the Company on the date of the IPO, less any portion applicable to minority interests, (iii) the Operating Partnership's allocable portion, based on its ownership interest, of outstanding indebtedness of unconsolidated joint ventures on the date of the IPO, (iv) the purchase price or cost of any real estate assets acquired (including the value, at the time of such acquisition, of any units of the Operating Partnership or shares of common stock of the Company issued in connection therewith) or developed after the IPO by the Operating Partnership or any Subsidiary, less any portion attributable to minority interests, plus the Operating Partnership's allocable portion, based on its ownership interest, of the purchase price or cost of any real estate assets acquired or developed after the IPO by any unconsolidated joint venture, (v) the value of the Merger compiled as the sum of (a) the purchase price including all related closing costs and (b) the value of all outstanding indebtedness less any portion attributable to minority interests, including the Operating Partnership's allocable share, based on its ownership interest, of outstanding indebtedness of unconsolidated joint ventures at the Merger date, and (vi) working capital of the Operating Partnership; subject, however, to reduction by the amount of the proceeds of any real estate assets disposed of after the IPO by the Operating Partnership or any Subsidiary, less any portion applicable to minority interests, and by the Operating Partnership's allocable portion, based on its ownership interest, of the proceeds of any real estate assets disposed of after the IPO by unconsolidated joint ventures. On a pro forma basis as of March 31, 1997, the Operating Partnership's Adjusted Total Assets were $9.1 billion.

     "Annualized EBITDA" means earnings before interest, taxes, depreciation and amortization for all properties with other adjustments as are necessary to exclude the effect of items classified as extraordinary items in accordance with generally accepted accounting principles, adjusted to reflect the assumption that (i) any income earned as a result of any assets having been placed in service since the end of such period had been earned, on an annualized basis, during such period, and (ii) in the case of any acquisition or disposition by the Operating Partnership, any Subsidiary or any unconsolidated joint venture in which the Operating Partnership or any Subsidiary owns an interest, of any assets since the first day of such period, such acquisition or disposition and any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition.

     "Annualized EBITDA After Minority Interest" means Annualized EBITDA after distributions to third party joint venture partners.

     "Debt" means any indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis, less any portion attributable to minority interests, plus the Operating Partnership's allocable portion, based on its ownership interest, of indebtedness of unconsolidated joint ventures, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, as determined in accordance with generally accepted accounting principles, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Operating Partnership or any Subsidiary directly, or indirectly through unconsolidated joint ventures, as determined in accordance with generally accepted accounting principles, (iii) reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, and (iv) any lease of property by the Operating Partnership or any Subsidiary as lessee which is reflected in the Operating Partnership's consolidated balance sheet as a capitalized lease or any lease of property by an unconsolidated joint venture as lessee which is reflected in such joint venture's balance sheet as a capitalized lease, in each case, in accordance with generally accepted accounting principles; provided, that Debt also includes, to the extent not otherwise included, any obligation by the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise, items of indebtedness of another person (other than the Operating Partnership or any Subsidiary) described in clauses (i) through (iv) above (or, in the case of any such obligation made jointly with another person, the Operating Partnership's or Subsidiary's allocable portion of such obligation based on its ownership interest in the related real estate assets).

     "Fixed Charges and Preferred Unit Distributions" consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs, including the Operating Partnership's pro rata share based on its ownership interest of joint venture interest costs, whether expensed or capitalized and the interest component of rental expense and amortization of debt issuance costs, plus any distributions on outstanding preferred units.

     "Interest Expense" includes the Operating Partnership's pro rata share of joint venture interest expense and is reduced by amortization of debt issuance costs.

     "Subsidiary" means a corporation, partnership, joint venture, limited liability company or other entity, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Operating Partnership or by one or more other Subsidiaries of the Operating Partnership and, for purposes of this definition, shall include SPG, LP. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Unencumbered Annualized EBITDA After Minority Interest" means Annualized EBITDA after minority interest less any portion thereof attributable to assets serving as collateral for Secured Debt.

     "Unencumbered Assets" as of any date shall be equal to Adjusted Total Assets as of such date multiplied by a fraction, the numerator of which is Unencumbered Annualized EBITDA After Minority Interest and the denominator of which is Annualized EBITDA After Minority Interest. On a pro forma basis as of March 31, 1997, the Operating Partnership's Unencumbered Assets were $2.5 billion.

     "Unsecured Debt" means Debt which is not secured by any mortgage, lien, pledge, encumbrance or security interest of any kind.

     Reference is made to the section entitled "Description of Debt
Securities -- Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Notes. Compliance with the covenants described herein and such additional covenants with respect to the Notes generally may not be waived by the Board of Directors of the General Partners, as general partners of the Operating Partnership, or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; provided, however, that the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities -- Discharge" and
" -- Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes and the Guarantee, including with respect to the covenants described in this Prospectus Supplement.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option of the Operating Partnership, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

     If notice of redemption has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes from and after the redemption date will be to receive payment of the Redemption Price upon surrender of such Notes in accordance with such notice.

     Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     If less than all the Notes are to be redeemed at the option of the Operating Partnership, the Operating Partnership will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter period as may be satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

     As used herein:

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, to the date of redemption or accelerated payment, over (ii) the aggregate principal amount of the Notes being redeemed or accelerated.

     "Reinvestment Rate" means the yield on treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, and rounded to the nearest month) to Stated Maturity of the principal being redeemed (the "Treasury Yield"), plus .25%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release under the heading "Week Ending" for "U.S. Government
Securities -- Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities, rounding each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Operating Partnership.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United

States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Operating Partnership.

THE GUARANTEE

     SPG, LP will guarantee (the "Guarantee") the due and punctual payment of principal of, premium, if any, interest on, and any other amounts payable with respect to, the Notes, when and as the same shall become due and payable, whether at a maturity date, on redemption, by declaration of acceleration, or otherwise, in accordance with the terms of the Notes and the Indenture. Pursuant to the Indenture, (i) the Trustee may exercise its rights thereunder on behalf of the Holders and (ii) SPG, LP shall covenant that it shall take no action which would cause the Operating Partnership to violate any covenant under the Indenture agreement or any other condition. The Guarantee will terminate upon the consummation of the reorganizational transactions pursuant to which the Operating Partnership is expected to own directly all of the assets and partnership interests then owned by SPG, LP. However, there can be no assurance that such reorganizational transactions will be so effected. See "The Operating Partnership" in the accompanying Prospectus. No partner (whether limited or general) of SPG, LP will have any obligation for any obligations of SPG, LP under the Guarantee.

     In the absence of the Guarantee, Holders of the Notes will have no claims, with respect to any payments in connection with the Notes, against the assets of SPG, LP or the assets of any other Subsidiary of the Operating Partnership. Any such claim that such Holders may make will have to be made indirectly through the equity interest that the Operating Partnership has in SPG, LP (or other Subsidiaries), and will thus be structurally subordinated to the claims of creditors of SPG, LP (or other Subsidiaries). As a result of the Guarantee, Holders of the Notes, upon exercising their rights with respect to the Guarantee against SPG, LP, will be considered creditors of SPG, LP and their claims will rank pari passu with those of unsecured and unsubordinated creditors of SPG, LP and will not be structurally subordinated to such creditors.

BOOK-ENTRY SYSTEM

     The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers in the Global Notes. Upon issuance, each series of Notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, a Global Note may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by such participants. Ownership of beneficial interests in such Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Notes.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a

Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Operating Partnership understands that under existing industry practices, if the Operating Partnership requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on interests represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of the Operating Partnership, the Trustee or any agent of the Operating Partnership or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Operating Partnership expects that DTC, upon receipt of any payment of principal or interest in respect of a Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of DTC. The Operating Partnership also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as depository for the Notes and the Operating Partnership fails to appoint a successor depository registered as a clearing agency under the Securities Exchange Act of 1934, as amended (the "Exchange Act), within 90 days, the Operating Partnership will issue the Notes in definitive form in exchange for the respective Global Notes. Any Notes issued in definitive form in exchange for the Global Notes will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Notes.

     DTC has advised the Operating Partnership of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the terms agreement and the related underwriting agreement (the "Underwriting Agreement"), the Operating Partnership has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the respective principal amount of the Notes set forth below opposite their respective names. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                           PRINCIPAL        PRINCIPAL
                                                             AMOUNT           AMOUNT
                                                            OF 2004          OF 2009
                          UNDERWRITER                        NOTES            NOTES
        ------------------------------------------------  ------------     ------------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.......................  $                $
        Chase Securities Inc............................
        Lehman Brothers Inc.............................
        J.P. Morgan Securities Inc......................
        Morgan Stanley & Co. Incorporated...............
        Salomon Brothers Inc............................
        UBS Securities LLC..............................
                                                          --------------   --------------
                                                                     -                -
                     Total..............................  $   ,000,000     $   ,000,000
                                                          ===============  ===============

     The Underwriters have advised the Operating Partnership that they propose initially to offer each series of Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain
dealers at such price less a concession not in excess of   % (in the case of the
2004 Notes) and   % (in the case of the 2009 Notes) of the principal amount
thereof. The Underwriters may allow, and such dealers may reallow, a discount
not in excess of   % of the principal amount thereof to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     Each series of Notes are a new issue of securities with no established trading market. The Operating Partnership does not intend to apply for listing of the Notes on a national securities exchange. The Operating Partnership has been advised by the Underwriters that the Underwriters intend to make a market in the Notes as permitted by applicable laws and regulations, but the Underwriters are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exemption to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with the Offering, i.e., they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market. The Underwriters may also impose a penalty bid on selling group members. This means that if the Underwriters purchase Notes in the open market to reduce the Underwriters' short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the selling group members who sold those Notes as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Operating Partnership nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes.

     In addition, neither the Operating Partnership nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced, will not be discontinued without notice.

     The Operating Partnership and the Company have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and certain of the Underwriters have from time to time provided, and may continue to provide in the future, various investment banking, commercial banking and/or financial advisory services to the Company, the Operating Partnership and SPG, LP, for which customary compensation has been, and will be, received. Merrill Lynch has acted as representative of various underwriters in connection with public offerings of the Company's Common Stock and Preferred Stock in 1993, 1995, 1996 and 1997 and of the Operating Partnership's Debt Securities in 1996 and 1997. Also, in connection with the Merger, the Company paid Merrill Lynch a fee of approximately $4 million for financial advisory services provided by Merrill Lynch and Morgan Stanley & Co. Incorporated ("Morgan Stanley") was paid a fee of approximately $3.875 million by DRC for financial advisory services provided to DRC by Morgan Stanley. The Chase Manhattan Bank, which serves as the Trustee under the Indenture, is an affiliate of Chase Securities Inc., one of the Underwriters. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities, Inc., one of the Underwriters, The Chase Manhattan Bank, an affiliate of Chase Securities Inc., one of the Underwriters, and Union Bank of Switzerland, New York Branch, an affiliate of UBS Securities LLC, one of the Underwriters, are lead agents and lenders under the Credit Facility. The Chase Manhattan Bank or its affiliates are participants in loans secured by mortgages on certain of the Portfolio Properties in the aggregate principal amount of approximately $325 million.

                                 LEGAL MATTERS

     The legality of the Notes offered hereby and the description of United States Federal income tax matters contained in this Prospectus Supplement will be passed upon for the Operating Partnership by Baker & Daniels, Indianapolis, Indiana. Certain legal matters will be passed upon for the Underwriters by Rogers & Wells, New York, New York. Baker & Daniels and Rogers & Wells will rely on (i) the opinions of Piper & Marbury, LLP, Baltimore, Maryland, as to matters of Maryland law and (ii) the opinions of Vorys, Sater, Seymour and Pease, Columbus, Ohio, as to matters of Ohio law.

               PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

                                  (UNAUDITED)

     The accompanying financial statements present the unaudited pro forma combined condensed balance sheet of the Operating Partnership as of March 31, 1997 and the unaudited pro forma combined condensed statements of operations of the Operating Partnership for the three-month period ended March 31, 1997 and for the year ended December 31, 1996.

     The unaudited pro forma combined condensed balance sheet as of March 31, 1997 is presented as if the issuance of $100 million Medium-Term Notes on June 24, 1997 (the "MTN Offering"), the issuance of $150 million of 7.89% Series C Cumulative Step-Up Premium Rate(SM) Preferred Stock on July 9, 1997 (the "Series C Offering"), the borrowings of $130 million under the revolving credit facility subsequent to March 31, 1997 (the "Credit Facility Borrowings"), the issuance of $250 million of Notes (the "Offering") and the related use of proceeds all had occurred on March 31, 1997. The unaudited pro forma combined condensed statements of operations for the three month period ended March 31, 1997 and for the year ended December 31, 1996 are presented as if the merger with DeBartolo Realty Corporation on August 9, 1996 (the "Merger"), the issuance of $200 million of Series B Cumulative Redeemable Preferred Stock on September 27, 1996 (the "Series B Offering"), the issuance of $250 million of 6 7/8% Notes on November 21, 1996 (the "6 7/8% Notes Offering"), the issuance of $100 million of Putable Asset Trust Securities on November 26, 1996 (the "PATS Offering"), the MTN Offering, the Series C Offering, the Credit Facility Borrowings, the Offering and the related use of proceeds all had occurred as of January 1, 1996 and were carried forward through March 31, 1997.

     Preparation of the pro forma financial information was based on assumptions deemed appropriate by the management of the General Partners. The assumptions give effect to the Merger under the purchase method of accounting, and the offerings and borrowings described above in accordance with generally accepted accounting principles. The pro forma financial information is unaudited and is not necessarily indicative of the results which actually would have occurred if the transactions had been consummated at the beginning of the periods presented, nor does it purport to represent the future financial position and results of operations for future periods. The pro forma information should be read in conjunction with the historical financial statements of the Operating Partnership, incorporated by reference into the accompanying Prospectus.

     The pro forma adjustments included in the unaudited pro forma combined condensed financial statements are based upon currently available information and upon certain assumptions that management of the General Partners believes are reasonable. There can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the pro forma financial information.

                          SIMON DEBARTOLO GROUP, L.P.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET

                              AS OF MARCH 31, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                        SDG, LP          PRO FORMA
                                                     (HISTORICAL)       ADJUSTMENTS     TOTAL PRO FORMA
                                                    ---------------     -----------     ---------------
ASSETS:
  Investment properties, net....................      $ 5,037,663       $    80,000(C)    $ 5,117,663
  Cash, cash equivalents and restricted cash....           46,368            10,400(D)         56,768
  Receivables...................................          165,863                --           165,863
  Note receivable from Management Company and
     affiliate..................................           90,157                --            90,157
  Investment in partnerships and joint ventures,
     at equity..................................          404,192            70,000(E)        474,192
  Other assets..................................          164,653            53,100(F)        217,753
                                                    ---------------     -----------     ---------------
       Total assets.............................      $ 5,908,896       $   213,500       $ 6,122,396
                                                      ===========         =========      ============
LIABILITIES AND PARTNERS' EQUITY:

LIABILITIES:
  Mortgages and other indebtedness..............      $ 3,746,992       $    67,500(B)    $ 3,814,492
  Accounts payable, accrued expenses and other
     liabilities................................          249,902                --           249,902
  Cash distributions and losses in partnerships
     and joint ventures, at equity..............           18,289                --            18,289
  Investment in the Management Company
     and affiliates.............................            7,980                --             7,980
                                                    ---------------     -----------     ---------------
       Total liabilities........................        4,023,163            67,500         4,090,663
                                                    ---------------     -----------     ---------------
PARTNERS' EQUITY:
  Series A Preferred Units......................           99,923                --            99,923
  Series B Preferred Units......................          192,989                --           192,989
  Series C Preferred Units......................               --           146,000(A)        146,000
  General Partners..............................          992,142                --           992,142
  Limited Partners..............................          620,267                --           620,267
  Unamortized restricted stock award............          (19,588)               --           (19,588)
                                                    ---------------     -----------     ---------------
       Total partners' equity...................        1,885,733           146,000         2,031,733
                                                    ---------------     -----------     ---------------
       Total liabilities and partners' equity...      $ 5,908,896       $   213,500       $ 6,122,396
                                                      ===========         =========      ============

  The accompanying notes and management's assumptions are an integral part of these statements.

                          SIMON DEBARTOLO GROUP, L.P.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                (IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)
                                  (UNAUDITED)

                                                                        SDG, LP       PRO FORMA          TOTAL
                                                                      (HISTORICAL)   ADJUSTMENTS       PRO FORMA
                                                                      ------------   -----------      ------------
REVENUE
  Minimum rent....................................................... $    148,019    $      --       $    148,019
  Overage rent.......................................................        7,515           --              7,515
  Tenant reimbursements..............................................       75,823           --             75,823
  Other income.......................................................       11,057          887(I)          11,944
                                                                      ------------   -----------      ------------
         Total revenue...............................................      242,414          887            243,301
                                                                      ------------   -----------      ------------
EXPENSES
  Property and other operating expenses..............................       87,354           --             87,354
  Depreciation and amortization......................................       43,354           --             43,354
                                                                      ------------   -----------      ------------
         Total expenses..............................................      130,708           --            130,708
                                                                      ------------   -----------      ------------
OPERATING INCOME.....................................................      111,706          887            112,593
INTEREST EXPENSE.....................................................       67,918          355(J)          68,273
                                                                      ------------   -----------      ------------
INCOME BEFORE MINORITY INTEREST......................................       43,788          532             44,320
MINORITY PARTNERS' INTEREST..........................................       (1,484)          --             (1,484)
GAIN ON SALE OF ASSETS...............................................           37           --                 37
                                                                      ------------   -----------      ------------
INCOME BEFORE UNCONSOLIDATED ENTITIES................................       42,341          532             42,873
INCOME FROM UNCONSOLIDATED ENTITIES..................................          721          916(K)           1,637
                                                                      ------------   -----------      ------------
NET INCOME FROM CONTINUING OPERATIONS................................       43,062        1,448             44,510
GENERAL PARTNERS PREFERRED UNIT REQUIREMENT..........................        6,406        3,059(L)           9,465
                                                                      ------------   -----------      ------------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS
  AVAILABLE TO UNITHOLDERS........................................... $     36,656    $  (1,611)      $     35,045
                                                                      ============   ===========      =============
NET INCOME (LOSS) AVAILABLE TO
  UNITHOLDERS ATTRIBUTABLE TO:
  GENERAL PARTNERS................................................... $     22,507    $    (989)      $     21,518
  LIMITED PARTNERS...................................................       14,149         (622)(M)         13,527
                                                                      ------------   -----------      ------------
                                                                      $     36,656    $  (1,611)      $     35,045
                                                                      ============   ===========      =============
NET INCOME PER UNIT.................................................. $       0.23                    $       0.22
                                                                      ============                    =============
WEIGHTED AVERAGE UNITS OUTSTANDING...................................  157,951,481                     157,951,481
                                                                      ============                    =============

  The accompanying notes and management's assumptions are an integral part of these statements.

                          SIMON DEBARTOLO GROUP, L.P.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)
                                  (UNAUDITED)

                                                           DRP, LP
                                                        (HISTORICAL)                          PRO
                                         SDG, LP       FOR THE PERIOD        MERGER          FORMA
                                       (HISTORICAL)  JANUARY 1, 1996 TO    PRO FORMA       COMBINED    PRO FORMA         TOTAL
                                         (NOTE 1)      AUGUST 9, 1996     ADJUSTMENTS      CONDENSED  ADJUSTMENTS      PRO FORMA
                                       ------------  -------------------  ------------     ---------  -----------     -----------
REVENUE
  Minimum rent........................ $   438,089        $ 136,594         $  2,068 (A)   $576,751           --      $   576,751
  Overage rent........................      30,810            6,188               --         36,998           --           36,998
  Tenant reimbursements...............     233,974           52,398               --        286,372           --          286,372
  Other income........................      44,831           11,455               --         56,286        3,549(I)        59,835
                                       -----------        ---------       ----------       --------   ----------      -----------
        Total revenue.................     747,704          206,635            2,068        956,407        3,549          959,956
                                       -----------        ---------       ----------       --------   ----------      -----------
EXPENSES
  Property and other operating
    expenses..........................     273,176           86,183          (12,164)(B)    347,195           --          347,195
  Depreciation and amortization.......     135,780           38,706            6,823 (C)    181,309           --          181,309
  Write off of minority interest......          --           13,854          (13,854)(D)         --           --               --
  Merger expenses.....................       7,236           13,512          (20,748)(E)         --           --               --
                                       -----------        ---------       ----------       --------   ----------      -----------
        Total expenses................     416,192          152,255          (39,943)       528,504           --          528,504
                                       -----------        ---------       ----------       --------   ----------      -----------

OPERATING INCOME......................     331,512           54,380           42,011        427,903        3,549          431,452
INTEREST EXPENSE......................     202,182           74,714           (7,459)(F)    269,437      (10,164)(J)      259,273
                                       -----------        ---------       ----------       --------   ----------      -----------
INCOME BEFORE MINORITY INTEREST.......     129,330          (20,334)          49,470        158,466       13,713          172,179
MINORITY PARTNERS' INTEREST...........      (4,300)            (528)              --         (4,828)          --           (4,828)
GAIN ON SALE OF ASSETS................          88               --               --             88           --               88
                                       -----------        ---------       ----------       --------   ----------      -----------
INCOME BEFORE UNCONSOLIDATED ENTITIES.     125,118          (20,862)          49,470        153,726       13,713          167,439
INCOME FROM UNCONSOLIDATED ENTITIES...       9,545            8,422               --         17,967        3,237(K)        21,204
                                       -----------        ---------       ----------       --------   ----------      -----------
NET INCOME FROM CONTINUING
  OPERATIONS..........................     134,663          (12,440)          49,470        171,693       16,950          188,643
GENERAL PARTNERS PREFERRED UNIT
  REQUIREMENT.........................      12,694               --               --         12,694       25,166(L)        37,860
                                       -----------        ---------       ----------       --------   ----------      -----------
NET INCOME (LOSS) FROM CONTINUING
  OPERATIONS AVAILABLE TO
  UNITHOLDERS......................... $   121,969        $ (12,440)        $ 49,470       $158,999    $  (8,216)     $   150,783
                                       ===========        =========       ==========       ========   ==========      ===========
NET INCOME (LOSS) AVAILABLE TO
  UNITHOLDERS ATTRIBUTED TO:
  GENERAL PARTNERS.................... $    74,722        $  (7,697)        $ 30,553       $ 97,578    $  (5,042)     $    92,536
  LIMITED PARTNERS....................      47,247           (4,743)          18,917(G)      61,421       (3,174)(M)       58,247
                                       ------------        --------       ------------     ---------  -----------     -----------
                                       $   121,969        $ (12,440)        $ 49,470       $158,999    $  (8,216)     $   150,783
                                       ===========   =================    ============     =========  ===========     ===========

NET INCOME PER UNIT................... $      1.02                                                                    $      0.96
                                       ===========                                                                    ===========
WEIGHTED AVERAGE UNITS OUTSTANDING.... 120,181,895                                                                    157,073,785(H)
                                       ===========                                                                    ===========

  The accompanying notes and management's assumptions are an integral part of these statements.

                          SIMON DEBARTOLO GROUP, L.P.

                      NOTES AND MANAGEMENT ASSUMPTIONS TO
                        PRO FORMA FINANCIAL INFORMATION
        (UNAUDITED, IN THOUSANDS, EXCEPT FOR UNIT AND PER UNIT AMOUNTS)

1. BASIS OF PRESENTATION

     Simon DeBartolo Group, Inc. ("SDG" or the "Company"), formerly known as Simon Property Group, Inc. ("SPG") is a self-administered and self-managed real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. On August 9, 1996, the Company acquired the national shopping center business of DeBartolo Realty Corporation ("DRC"), The Edward J. DeBartolo Corporation and their affiliates as the result of the Merger described below.

     Simon DeBartolo Group, L.P. (the "Operating Partnership") is a subsidiary partnership of the Company. Simon Property Group, L.P. ("SPG, LP") is a subsidiary partnership of the Operating Partnership and of the Company. The Operating Partnership is engaged primarily in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers. As of March 31, 1997, the Operating Partnership owns or holds an interest in 186 income-producing properties, which consist of 114 super-regional and regional malls, 65 community shopping centers, three specialty retail centers and four mixed-use properties located in 33 states (the "Properties"). The Operating Partnership also owns interests in four properties currently under construction and seven parcels of land held for future development.

     On August 9, 1996, the merger and other related transactions, pursuant to the agreement and plan of merger between SPG, an acquisition subsidiary of SPG and DRC, were consummated (the "Merger"). Pursuant to the Merger, SPG acquired all the outstanding shares of common stock of DRC (55,712,529 shares), through the acquisition subsidiary, at an exchange ratio of 0.68 share of SPG common stock for each share of DRC common stock (the "Exchange Ratio"). DRC and the acquisition subsidiary merged, with DRC the surviving entity, becoming a 99.9% subsidiary of SPG. This portion of the transaction was valued at approximately $923.2 million and resulted in SPG obtaining an indirect 61.9% general partnership interest in DRC's operating partnership, DeBartolo Realty Partnership, L.P. ("DRP, LP"). The value of the acquisition of DRC was based upon the number of shares (55,712,529 shares) of DRC common stock acquired, the Exchange Ratio and the last reported sales price per share of SPG's common stock on August 9, 1996 ($24.375).

     In connection with the Merger, SPG changed its name to Simon DeBartolo Group, Inc. In addition, simultaneous with the Merger, the general and limited partners of SPG, LP contributed 99% of their interests (49.5% partnership interest and an additional 49.5% interest in the profits of SPG, LP) to DRP, LP in exchange for units of partnership interest in DRP, LP, whose name had since changed to Simon DeBartolo Group, L.P. The limited partners of DRP, LP approved the contribution made by the partners of SPG, LP and simultaneously exchanged their 38.0% partnership interest in DRP, LP, adjusted for the Exchange Ratio, for a smaller partnership interest in the Operating Partnership. The exchange of the limited partners' interest in DRP, LP for units of partnership interest in the Operating Partnership has been accounted for as an acquisition of minority interest and is valued based on the estimated fair value of the consideration issued (approximately $566.9 million). The limited partnership units of the Operating Partnership may under certain circumstances be exchangeable for common stock of SDG on a one-for-one basis. Therefore, the value of the acquisition of the limited partners' interest acquired was based upon the number of units of partnership interest (34,203,623 units) in DRP, LP exchanged, the Exchange Ratio and the last reported sales price per share of SPG's common stock on August 9, 1996 ($24.375). The limited partners of SPG, LP received a 23.7% partnership interest in the Operating Partnership for contributing their 38.9% partnership interest in SPG, LP to the Operating Partnership. The interests transferred by the partners of SPG, LP to DRP, LP have been appropriately reflected at historical costs. Upon completion of the Merger, the Company directly and indirectly owned a controlling 61.2% partnership interest in the Operating Partnership.

                          SIMON DEBARTOLO GROUP, L.P.

                      NOTES AND MANAGEMENT ASSUMPTIONS TO
                 PRO FORMA FINANCIAL INFORMATION -- (CONTINUED)

     For financial reporting purposes, the completion of the Merger resulted in a reverse acquisition by the Company using the purchase method of accounting, directly or indirectly, of 100% of the net assets of DRP, LP for consideration valued at $1,518,102, including related transaction costs. The purchase price has been allocated to the fair value of the assets and liabilities of DRP, LP.

     Although the Company was the accounting acquirer, DRP, LP (which is now known as Simon DeBartolo Group, L.P.) became the primary operating partnership through which the future business of the Company will be conducted. As a result of the Merger, SPG's initial operating partnership, SPG, LP, became a subsidiary of the Operating Partnership, with 99% of the profits allocable to the Operating Partnership and 1% of the profits allocable to the Company. Cash flow allocable to the Company's 1% profit interest in SPG, LP will be absorbed by public company costs and related expenses incurred by the Company. Because the Company was the accounting acquirer and, upon completion of the Merger, acquired majority control of DRP, LP, SPG, LP is the predecessor to the Operating Partnership for financial reporting purposes. Accordingly, the financial statements and ratios disclosed by the Operating Partnership for post-merger periods will reflect the reverse acquisition of DRP, LP by the Company using the purchase method of accounting and for all pre-merger comparative periods, the financial statements and ratios disclosed by the Operating Partnership will reflect the financial statements and ratios of SPG, LP as the predecessor to the Operating Partnership for financial reporting purposes.

     The accompanying financial statements present the unaudited pro forma combined condensed balance sheet of the Operating Partnership as of March 31, 1997 and the unaudited pro forma combined condensed statements of operations of the Operating Partnership for the three-month period ended March 31, 1997 and for the year ended December 31, 1996.

     The unaudited pro forma combined condensed balance sheet as of March 31, 1997 is presented as if the issuance of $100 million Medium-Term Notes on June 24, 1997 (the "MTN Offering"), the issuance of $150 million of 7.89% Series C Cumulative Step-Up Premium Rate(SM) Preferred Stock on July 9, 1997 (the "Series C Offering"), the borrowings of $130 million under the revolving credit facility subsequent to March 31, 1997 (the "Credit Facility Borrowings"), the issuance of $250 million of Notes (the "Offering") and the related use of proceeds all had occurred on March 31, 1997. The unaudited pro forma combined condensed statements of operations for the three-month period ended March 31, 1997 and for the year ended December 31, 1996 are presented as if the merger with DeBartolo Realty Corporation on August 9, 1996 (the "Merger"), the issuance of $200 million of Series B Cumulative Redeemable Preferred Stock on September 27, 1996 (the "Series B Offering"), the issuance of $250 million of 6 7/8% Notes on November 21, 1996 (the "6 7/8% Notes Offering"), the issuance of $100 million of Putable Asset Trust Securities on November 26, 1996 (the "PATS Offering"), the MTN Offering, the Series C Offering, the Credit Facility Borrowings, the Offering and the related use of proceeds all had occurred as of January 1, 1996 and were carried forward through March 31, 1997.

     Preparation of the pro forma financial information was based on assumptions deemed appropriate by the management of the General Partners. The assumptions give effect to the Merger under the purchase method of accounting and the offerings and borrowings described above in accordance with generally accepted accounting principles. The pro forma financial information is unaudited and is not necessarily indicative of the results which actually would have occurred if the transactions had been consummated at the beginning of the periods presented, nor does it purport to represent the future financial position and results of operations for future periods. The pro forma information should be read in conjunction with the historical financial statements of the Operating Partnership incorporated by reference into the accompanying Prospectus.

     The pro forma adjustments included in the unaudited pro forma combined financial statements are based upon currently available information and upon certain assumptions that management of the General Partners

                          SIMON DEBARTOLO GROUP, L.P.

                      NOTES AND MANAGEMENT ASSUMPTIONS TO
                 PRO FORMA FINANCIAL INFORMATION -- (CONTINUED)

believes are reasonable. There can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the pro forma financial information.

2. ADJUSTMENTS TO PRO FORMA COMBINED CONDENSED BALANCE SHEET

    (A)    To record the issuance of 3,000,000 7.89% Series C Preferred Shares for $150,000 with net proceeds of $146,000. The net proceeds of
           $146,000 were contributed by the Company to the Operating
           Partnership in exchange for preferred units with terms substantially identical to the Series C Preferred Shares. The Series C Preferred
           Shares will pay distributions at a rate of 7.89% through September
           30, 2012 and at a rate of 9.89% thereafter. The Series C Preferred
           Shares are not redeemable prior to September 30, 2007. On and after
           September 30, 2007, the Series C Preferred Shares may be redeemed at the option of the Company in whole or in part. The redemption price of the Series C Preferred Shares may only be paid from the sale proceeds of other capital stock of the Company. Because the
           Company's current intent is to redeem the Series C Preferred Shares prior to the increase in the distribution rate on September 30,
           2012, the Company will accrete the Series C Preferred Shares to their liquidation value of $150,000 over the current estimated holding period of ten years. The net proceeds were used to acquire an additional 48% non-controlling joint venture interest in West
           Town Mall for $70,000, to reduce the revolving credit facility by
           $70,000 and $6,000 retained for general corporate purposes. ........    $   146,000
                                                                                    ==========
    (B)    To reflect the following adjustments to Mortgages and other indebtedness:
           1. To reflect the issuance of $250,000 in Notes from the Offering
           ($2,500 used to pay debt issuance costs) with an average interest rate of 7.15% and to reflect the use of $247,500 in net proceeds from the Offering to reduce the amount outstanding under the revolving credit facility with an average interest rate of 6.42%
              for the three months ended March 31, 1997........................    $     2,500
           2. To reflect the portion of the net proceeds from the Series C
           Offering used to reduce the amount outstanding under the revolving credit facility with an average interest rate of 6.42% for the
              three months ended March 31, 1997. ..............................        (70,000)
           3. To reflect the $100,000 MTN Offering ($600 used to pay debt issuance costs) with an interest rate of 7.125% and to reflect the use of $99,400 in net proceeds from the MTN Offering to reduce the amount outstanding under the revolving credit facility of
              $95,000 with an average interest rate of 6.42% for the three months ended March 31, 1997 and $4,400 retained for general
              corporate purposes. .............................................          5,000
           4. To reflect borrowings on the revolving credit facility (the
           "Credit Facility Borrowings") of $80,000 for certain development activities and $50,000 for the purchase of 1,408,450 shares of common stock of Chelsea GCA Realty, Inc. (the "Chelsea
              Stock") .........................................................        130,000
                                                                                   -----------
                                                                                   $    67,500
                                                                                    ==========
    (C)    To record costs related to certain development activities funded by
           the Credit Facility Borrowings. ....................................    $    80,000
                                                                                    ==========

                          SIMON DEBARTOLO GROUP, L.P.

                      NOTES AND MANAGEMENT ASSUMPTIONS TO
                 PRO FORMA FINANCIAL INFORMATION -- (CONTINUED)

    (D)    To reflect the following adjustments to Cash, cash equivalents and restricted cash:
           1. To reflect $6,000 in cash from the Series C Offering.............    $     6,000
           2. To reflect $4,400 in cash from the MTN Offering..................          4,400
                                                                                   -----------
                                                                                   $    10,400
                                                                                    ==========
    (E)    To record the acquisition of an additional 48% non-controlling interest in West Town Mall for $70,000. The Operating Partnership
           now owns a 50% non-controlling interest in West Town Mall as a result of the acquisition. The Operating Partnership recorded their original 2% investment in West Town Mall using the cost method of accounting. The Operating Partnership will reflect its 50% interest in West Town Mall using the equity method of accounting. The excess of the Operating Partnership's investment in West Town Mall over its shares of the equity in the underlying net assets of West Town Mall
           of $17,859 is being amortized over an estimated life of 25 years....    $    70,000
                                                                                    ==========
    (F)    To reflect the following adjustments to Other assets:
           1. To record deferred debt issuance costs related to the
              Offering.........................................................    $     2,500
           2. To record deferred debt issuance costs related to the MTN
              Offering.........................................................            600
           3. To record the acquisition of the Chelsea Stock...................         50,000
                                                                                   -----------
                                                                                   $    53,100
                                                                                    ==========

3. ADJUSTMENTS TO PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

  Merger Pro Forma Adjustments

     DRP, LP incurred $13,512 of expenses in connection with the Merger and these expenses have been excluded from the Pro Forma Combined Condensed Statements of Operations (see (E) below).

                                                                                  FOR THE YEAR
                                                                                      ENDED
                                                                                DECEMBER 31, 1996
                                                                                -----------------
    (A)    To recognize revenue from straightlining rent related to leases
           which have been reset in connection with the Merger..............      $       2,068
                                                                                     ==========
    (B)    To reflect cost savings to eliminate duplicative public company costs and other identified redundancies which have been estimated based upon historical costs for those items as a result of the
           Merger...........................................................      $     (12,164)
                                                                                     ==========
    (C)    To reflect the increase in depreciation as a result of recording the investment properties of DRP, LP at acquisition value versus historical cost and utilizing an estimated useful life of 35 years offset by the decrease in amortization expense as a result
           of the elimination of deferred leasing costs.....................      $       6,823
                                                                                     ==========
    (D)    To eliminate the adjustment to write-off minority interest
           recorded in connection with the Merger...........................      $     (13,854)
                                                                                     ==========

                          SIMON DEBARTOLO GROUP, L.P.

                      NOTES AND MANAGEMENT ASSUMPTIONS TO
                 PRO FORMA FINANCIAL INFORMATION -- (CONTINUED)

                                                                                  FOR THE YEAR
                                                                                      ENDED
                                                                                DECEMBER 31, 1996
                                                                                   ----------
    (E)    To reflect the elimination of Merger related costs expensed
           during the year ended December 31, 1996..........................       $    (20,748)
                                                                                   ============
    (F)    To reflect the following adjustments to interest expense as a result of the Merger:
           1. To reflect the elimination of amortization of deferred
           mortgage costs, related to DRP, LP, written-off in connection
              with the Merger...............................................       $     (6,175)
           2. To reflect the amortization of the premium required to adjust
           mortgages and other notes payable to fair value..................             (1,284)
                                                                                   ------------
                                                                                   $     (7,459)
                                                                                   ============
    (G)    To adjust the allocation of the Limited Partners' interest after giving effect to the Merger in the net income of the Operating
           Partnership, taking into consideration the preferred unit
           distribution. The Limited Partners' pro forma weighted average ownership interest for the year ended December 31, 1996 was
           38.6%............................................................       $     18,917
                                                                                   ============
    (H)    The pro forma weighted average units outstanding is computed as follows:
           Operating Partnership Historical Weighted Average Units
           Outstanding......................................................        120,181,895
           Issuance of units in connection with the Merger (assuming that there are 89,916,152 units of DRP, LP outstanding immediately
           prior to the Merger).............................................         36,891,890
                                                                                   ------------
                                                                                    157,073,785
                                                                                   ============

  Other Pro Forma Adjustments

                                                                   FOR THE
                                                                 THREE-MONTHS        FOR THE YEAR
                                                                    ENDED                ENDED
                                                                MARCH 31, 1997     DECEMBER 31, 1996
                                                                --------------     -----------------
    (I)   To record other income related to distributions
          from the Chelsea Stock............................     $         887       $       3,549
                                                                    ==========          ==========
    (J)   To reflect the following adjustments to interest
          expense:
          1. To record the reduction in interest expense as
          a result of the use of $177,200 of the net
             proceeds of $193,000 from the Series B Offering
             to reduce Mortgages and other indebtedness and
             the revolving credit facility..................     $          --       $      (9,548)
          2. To record the net increase in interest expense
          and deferred debt issuance cost amortization as a
             result of the 6 7/8% Notes Offering............                --                 312
          3. To record the net increase in interest expense
          and deferred debt issuance costs amortization as a
             result of the PATS Offering....................                --                 297

                          SIMON DEBARTOLO GROUP, L.P.

                      NOTES AND MANAGEMENT ASSUMPTIONS TO
                 PRO FORMA FINANCIAL INFORMATION -- (CONTINUED)

                                                                   FOR THE
                                                                 THREE-MONTHS        FOR THE YEAR
                                                                    ENDED                ENDED
                                                                MARCH 31, 1997     DECEMBER 31, 1996
                                                                  ----------          ----------
          4. To record the net increase in interest expense
          as a result of the MTN Offering...................               275                 806
          5. To record the net decrease in interest expense
          as a result of the Series C Offering..............            (1,124)             (4,711)
          6. To record the increase in interest expense and
          deferred debt issuance costs amortization as a
             result of the Offering.........................             4,520              18,081
          7. To reflect adjustments to interest expense
          including capitalized interest resulting from the
             use of proceeds from the Offering..............            (3,316)            (15,401)
                                                                    ----------          ----------
                                                                 $         355       $     (10,164)
                                                                    ==========          ==========
    (K)   To reflect the Operating Partnership's share of
          the net income from West Town Mall less the
          amortization of the excess of the Operating
          Partnership's investment in West Town Mall over
          its share of the equity in the underlying assets
          of West Town Mall.................................     $         916       $       3,237
                                                                    ==========          ==========
    (L)   To reflect the following adjustments to General
          Partners preferred unit requirement:
          1. To record preferred unit distributions related
          to the Series B Offering..........................     $          --       $      12,931
          2. To record preferred unit distributions related
          to the Series C Offering including $100 and $400
             to accrete the Series C Preferred Stock to
             liquidation value, respectively................             3,059              12,235
                                                                    ----------          ----------
                                                                 $       3,059       $      25,166
                                                                    ==========          ==========
    (M)   To adjust the allocation of the Limited Partners'
          interest in the Operating Partnership after giving
          effect to the above adjustments. The Limited
          Partners' pro forma weighted average ownership
          interest for the three-months ended March 31, 1997
          and for the year ended December 31, 1996 was
          38.6%.............................................     $        (622)      $      (3,174)
                                                                    ==========          ==========

PROSPECTUS

                                  $750,000,000

                          SIMON DEBARTOLO GROUP, L.P.
                                DEBT SECURITIES
                            ------------------------
     Simon DeBartolo Group, L.P. (the "Operating Partnership") may from time to time offer in one or more series unsecured non-convertible investment grade debt securities ("Debt Securities") with an aggregate public offering price of up to $750,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement"). The Operating Partnership is a subsidiary of Simon DeBartolo Group, Inc. (the "Company") and is the Company's primary operating partnership following the consummation on August 9, 1996 of the merger of DeBartolo Realty Corporation with a subsidiary of the Company. Simon Property Group, L.P., a Delaware limited partnership and a subsidiary partnership of the Operating Partnership, will guarantee (the "Guarantee") the due and punctual payment of the principal of, premium, if any, interest on, and any other amounts payable with respect to, the Debt Securities, when and as the same shall become due and payable, whether at a maturity date, on redemption, by declaration of acceleration or otherwise, and as set forth in the applicable Prospectus Supplement with respect to such Debt Securities.

     The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include a specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price.

     The applicable Prospectus Supplement will also contain information, where applicable, concerning material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

     The Debt Securities may be offered directly, through agents designated from time to time by the Operating Partnership, or to and through underwriters or dealers. If any agents, dealers or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Debt Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such series of Debt Securities.

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will, unless otherwise described in the applicable Prospectus Supplement, rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. On September 30, 1996, the total outstanding debt of the Operating Partnership including its pro rata share of joint venture debt was approximately $3,986.3 million, 92% of which was secured debt. Except as otherwise described in the applicable Prospectus Supplement, the Indenture pursuant to which the Debt Securities are issued does not limit the amount of other indebtedness of the Operating Partnership that may rank equally with or senior to the Debt Securities.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
                            ------------------------
               The date of this Prospectus is November 21, 1996.

                             AVAILABLE INFORMATION

     Simon DeBartolo Group, Inc. (the "Company") is the holder of approximately a 99.99% interest in SD Property Group, Inc., which is the managing general partner of the Operating Partnership. Simon Property Group, L.P. ("SPG, LP") is a subsidiary partnership of the Operating Partnership. The Company is the general partner of SPG, LP. The Company and SPG, LP are and, following the effectiveness of the registration statement of which this Prospectus is a part, the Operating Partnership will be, subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, the Company and SPG, LP file and the Operating Partnership may be required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company and SPG, LP can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Chicago, Illinois 60661. The Company's Common Stock is traded on the New York Stock Exchange ("NYSE"). Reports and other information concerning the Company may be inspected at the principal office of the NYSE at 20 Broad Street, New York, New York 10005.

     The Company, SPG, LP and the Operating Partnership will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents). Written requests for such copies should be addressed to National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, Indiana 46204, Attn: Investor Relations, telephone number (317) 685-7330.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Operating Partnership and SPG, LP with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Operating Partnership, SPG, LP and the Debt Securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. The Commission maintains a World Wide Web Site (http://www.sec.gov) that contains such material regarding issuers that file electronically with the Commission. This Registration Statement has been so filed and may be obtained at such site. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     Certain information, including, but not limited to, information relating to the Operating Partnership's and SPG, LP's properties, principal security holders, management, executive compensation, certain relationships and related transactions and legal proceedings that would be required to be disclosed in a prospectus included in a registration statement on Form S-11, has been omitted from this Prospectus because such information is not materially different from the information contained in the Company's and SPG, LP's periodic reports, proxy statements and other information filed by the Company and SPG, LP with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company and SPG, LP which have been filed with the Commission are hereby incorporated by reference in this Prospectus.

     1. The Company's Registration Statement on Form S-4 (Registration No. 333-06933);

     2. The Company's Proxy Statement dated June 28, 1996, relating to the annual and special meeting of stockholders held on August 7, 1996;

     3. The Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Form 10-K/A-1;

     4. The Company's Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1996, as amended by Form 10-Q/A, June 30, 1996 and September 30, 1996, as amended by Form 10-Q/A;

     5. The Company's Current Reports on Form 8-K filed on March 21, April 1, May 17, August 12, August 14, August 26, September 18, and September 27, 1996;

     6. SPG, LP's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Forms 10-K/A-1 and 10-K/A-2;

     7. SPG, LP's Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, June 30 and September 30, 1996, as amended by Form 10-Q/A; and

     8. SPG, LP's Current Report on Form 8-K filed on August 26, 1996, as amended on August 28, 1996, and on October 21, 1996.

     The Exchange Act filing numbers of the Company and SPG, LP are 1-12618 and 33-98364, respectively.

     Each document filed by the Company, SPG, LP or the Operating Partnership subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Debt Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously-filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Debt Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     The foregoing documents of the Company and SPG, LP filed under the Exchange Act have been incorporated by reference herein because they contain information concerning business, properties, operations and management of the Operating Partnership through which the Company conducts its operations.

                           THE OPERATING PARTNERSHIP

     Simon DeBartolo Group, L.P. (the "Operating Partnership") is a subsidiary partnership of Simon DeBartolo Group, Inc. (the "Company") (formerly known as Simon Property Group, Inc. ("SPG")), and is the primary operating partnership of the Company as a result of the merger of DeBartolo Realty Corporation ("DRC") with a subsidiary of the Company. Such merger and related transactions thereto (the "Merger") were consummated on August 9, 1996 (the "Merger Date"), at which time DRC became an approximately 99.99% owned subsidiary of the Company and was renamed SD Property Group, Inc. (the "Managing General Partner"). The Managing General Partner and the Company are both general partners of the Operating Partnership, but the Managing General Partner is the sole managing general partner of the Operating Partnership. As part of the Merger, the Company, as general partner of Simon Property Group, L.P. ("SPG, LP" and, together with the Operating Partnership, the "Partnerships"), and as owner of 61.1% of the then outstanding partnership units in SPG, LP, transferred to the Operating Partnership 10.6% of such partnership units then outstanding and an additional 49.5% interest in the profits (but not the capital) of SPG, LP in exchange for 37.3% of the partnership interests in the Operating Partnership pursuant to a Contribution Agreement, dated June 25, 1996, and a related Instrument of Assignment, dated August 9, 1996. All of the limited partners of SPG, LP contributed another 38.9% of the then outstanding partnership units in SPG, LP to the Operating Partnership pursuant to similar contribution agreements and related instruments of assignment. Therefore in total, the Operating Partnership acquired a 49.5% limited partnership interest in, and an additional 49.5% interest in the profits of, SPG, LP. See "The Merger." Following certain redemptions of the Company's interest in SPG, LP completed since the Merger, the Company owns a 40.8% partnership interest in the capital of SPG, LP and the Operating Partnership owns a 58.2% special limited partnership in, and an additional 40.8% interest in the profits of, SPG, LP.

     The Company is the parent of the Managing General Partner and owned effectively as of the Merger Date a controlling 61.4% equity interest in the Operating Partnership. As of the Merger Date, Melvin Simon, Herbert Simon, David Simon and certain of their affiliates, including certain other Simon family members and estates, trusts and other entities established for their benefit (collectively, the "Simons"), effectively owned a 21.7% equity interest in the Operating Partnership, and the estate of Edward J. DeBartolo, Edward J. DeBartolo, Jr., M. Denise DeBartolo York, The Edward J. DeBartolo Corporation, an Ohio corporation ("EJDC"), and certain of their affiliates, including certain other DeBartolo family members and estates and trusts established for their benefit (collectively, the "DeBartolos"), effectively owned a 14.2% equity interest in the Operating Partnership.

     After the Merger, SPG, LP continues to hold interests in certain properties and is a party to various agreements binding on itself and on subsidiary partnerships of which it is the general partner. These agreements require the continued existence of SPG, LP and the consents necessary under these agreements to permit the combination of SPG, LP and the Operating Partnership were not obtained at the time of the Merger. To date, all of the required consents have been obtained. As a result thereof, it is currently expected that subsequent to the first anniversary of the date of the Merger, reorganizational transactions will be effected so that the Operating Partnership will directly own all of the assets and partnership interests now owned by SPG, LP. Prior to such proposed reorganizational transactions, holders of the Debt Securities to be offered hereby will not, as a result of the Guarantee be structurally subordinated to holders of unsecured and unsubordinated indebtedness of SPG, LP but will rank pari passu with them. After the proposed reorganizational transactions, holders of the Debt Securities will remain pari passu with holders of such indebtedness. However, there can be no assurance that such reorganizational transactions will be so effected.

     As of September 30, 1996, on a combined basis: the Operating Partnership owns or holds interests in a diversified portfolio of 183 income producing properties (the "Portfolio Properties"), including 112 super-regional and regional malls, 65 community shopping centers, two specialty retail centers and four mixed-use properties located in 33 states; the Portfolio Properties contain an aggregate of more than 111 million square feet of gross leasable area ("GLA"), of which approximately 65 million square feet is GLA owned by the Partnerships ("Owned GLA"); more than 3,600 different retailers occupy approximately 12,000 stores in the Portfolio Properties; total estimated retail sales at the Portfolio Properties approached $16 billion in fiscal 1995; the Operating Partnership has interests in seven properties under construction in the United States aggregating approximately six million square feet of GLA, and owns land held for future development. The Operating Partnership, together with its affiliated management companies (collectively, the "Management Companies"), manage over 127 million square feet of GLA of retail and mixed-use properties.

     As of November 14, 1996, the Operating Partnership and the Management Companies had approximately 8,000 employees. The Operating Partnership's executive offices are located at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, Indiana 46204, and its telephone number is
(317) 636-1600.

     The following chart depicts the organizational and ownership structure of the Operating Partnership and certain affiliates:



                             [FLOW CHART GRAPHICS]


---------------
(1) The Simons own less than 1% of the outstanding shares of common stock of the Company and all of the Class B common stock of the Company.

(2) The DeBartolos own less than 1% of the outstanding common stock of the Company and all of the Class C common stock of the Company.

(3) The Company owns over 99.9% of the common stock of SD Property Group, Inc. and, both directly and indirectly through its ownership of the SD Property Group, Inc., owns at November 14, 1996 61.3% interest in the Operating Partnership and, as general partner, owns 1% of the partnership units in SPG, LP and a 40.8% interest in the capital of SPG, LP.

(4) The former limited partners of the Operating Partnership and SPG, LP as a group (including the Simons and the DeBartolos) own a 38.7% beneficial interest in the Operating Partnership, of which the Simons own 21.9% and the DeBartolos own 14.1%.

(5) The Operating Partnership owns at November 14, 1996 58.2% special limited partnership interest in, and an additional 40.8% interest in the profits of, SPG, LP.

(6) Properties owned by SPG, LP will be held as they were held in the pre-merger structure. Later acquired properties will be held by, and future operations will be conducted through, the Operating Partnership. It is currently expected that subsequent to the first anniversary of the date of the Merger, reorganizational

                                                                     (continued)
    transactions will be effected so that the Operating Partnership will directly own all of the assets and partnership interests now owned by SPG, LP. However, there can be no assurance that such reorganizational transactions will be so effected.

(7) SPG, LP will guarantee the due and punctual payment of the principal of, premium, if any, interest on, and any other amounts payable with respect to, the Notes, when and as the same shall become due and payable, whether at a maturity date, on redemption, by declaration of acceleration or otherwise. See "Description of the Debt Securities -- The Guarantee."

                                   THE MERGER

     On August 9, 1996, the merger and other related transactions, pursuant to the agreement and plan of merger among Simon Property Group, Inc. ("SPG"), an acquisition subsidiary of SPG and DeBartolo Realty Corporation ("DRC"), were consummated (the "Merger"). Pursuant to the Merger, SPG acquired all the outstanding shares of common stock of DRC (55,712,529 shares) through the acquisition subsidiary, at an exchange ratio of 0.68 share of SPG common stock for each share of DRC common stock (the "Exchange Ratio"). A total of 37,884,520 shares of SPG common stock were issued by the Company, through the acquisition subsidiary, to the DRC shareholders. DRC and the acquisition subsidiary merged, with DRC as the surviving entity and becoming a 99.9% subsidiary of SPG. This portion of the transaction was valued at approximately $923.2 million, based upon the number of DRC shares of common stock acquired (55,712,529 shares), the Exchange Ratio and the last reported sales price per share of SPG's common stock on August 9, 1996 ($24.375). In connection therewith, SPG changed its name to Simon DeBartolo Group, Inc. (the "Company") and DRC changed its name to SD Property Group, Inc. (the "Managing General Partner").

     In connection with the Merger, the general and limited partners of the operating partnership of SPG, Simon Property Group, L.P. ("SPG, LP"), contributed 49.5% (47,442,212 units) of the total outstanding units of partnership interest in SPG, LP to the operating partnership of DRC, DeBartolo Realty Partnership, L.P. ("DRP, LP") in exchange for 47,442,212 units of partnership interest in DRP, LP, whose name has since been changed to Simon DeBartolo Group, L.P. ("SDG, LP"). The Company retained a 50.5% partnership interest (48,400,614 units) in SPG, LP but assigned its rights to receive distributions of profits on 49.5% (47,442,212 units) of the outstanding units of partnership interest in SPG, LP to SDG, LP. The limited partners of DRP, LP approved the contribution made by the partners of SPG, LP and simultaneously exchanged their 38% (34,203,623 units) partnership interest in DRP, LP, adjusted for the Exchange Ratio, for a smaller partnership interest in SDG, LP. The exchange of the limited partners' 38% partnership interest in DRP, LP for units of partnership interest in SDG, LP has been accounted for as an acquisition of minority interest by the Company and is valued based on the estimated fair value of the consideration issued (approximately $566.9 million). The units of partnership interest in SDG, LP may under certain circumstances be exchangeable for stock of the Company on a one-for-one basis. Therefore, the value of the acquisition of the DRP, LP limited partners' interest acquired was based upon the number of DRP, LP units of partnership interest exchanged (34,203,623 units), the Exchange Ratio and the last reported sales price per share of SPG's common stock on August 9, 1996 ($24.375). The limited partners of SPG, LP received a 23.7% partnership interest in SDG, LP (37,282,628 units) for the contribution of their 38.9% partnership interest in SPG, LP (37,282,628 units) to SDG, LP. The interests transferred by the partners of SPG, LP to DRP, LP have been appropriately reflected at historical costs.

     Upon completion of the Merger, the Company became a general partner of SDG, LP with 36.9% (57,605,796 units) of the outstanding partnership units in SDG, LP and the Managing General Partner became the managing general partner of SDG, LP with 24.3% (37,873,965 units in SPG, LP) of the outstanding partnership units in SDG, LP. The Company remained the sole general partner of SPG, LP with 1% of the outstanding partnership units (958,429 units) and 49.5% interest in the capital of SPG, LP, and SDG, LP became a special limited partner in SPG, LP with 49.5% (47,442,212 units) of the outstanding partnership units in SPG, LP and an additional 49.5% interest in the profits of SPG, LP. SPG, LP did not acquire any interest in SDG, LP. Upon completion of the Merger, the Company directly and indirectly owned a controlling 61.2% (95,479,761 units) partnership interest in SDG, LP.

     For financial reporting purposes, the completion of the Merger resulted in a reverse acquisition by the Company, using the purchase method of accounting, directly or indirectly, of 100% of the net assets of DRP, LP for consideration valued at $1.523 billion, including related transaction costs. Although the Company was the accounting acquirer, SDG, LP (formerly DRP, LP) became the primary operating partnership through which the future business of the Company will be conducted, As a result of the Merger, the Company's initial operating partnership, SPG, LP, became a subsidiary of SDG, LP. However, because the Company was the accounting acquirer and upon completion of the Merger acquired majority control of SDG, LP, SPG, LP is the predecessor to SDG, LP for financial reporting purposes. Accordingly the financial statements and ratios disclosed by SDG, LP for the post-merger periods will reflect the reverse acquisition of DRP, LP by the Company using the purchase method of accounting and for all pre-merger comparative periods, the financial statements and ratios disclosed by SDG, LP will reflect the financial statements and ratios of SPG, LP as the predecessor to SDG, LP for financial reporting purposes.

     It is currently expected that subsequent to the first anniversary of the date of the Merger, reorganizational transactions will be effected so that SDG, LP will directly own all of the assets and partnership interests now owned by SPG, LP. However, there can be no assurance that such reorganizational transactions will be so effected. See "The Operating Partnership."

     In connection with the Merger, M.S. Management Associates, Inc., a SPG management company, purchased from The Edward J. DeBartolo Corporation all of the voting stock (665 shares of common stock) of DeBartolo Properties Management, Inc., a DRC management company, for $2.5 million in cash. SDG, LP continues to hold substantially all of the economic interest in DeBartolo Properties Management, Inc. The Company holds substantially all of the economic interest in M.S. Management Associates, Inc., while the voting stock are held by the Simons and their affiliates.

     For an organizational chart of the Company after the Merger, see page 5.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable Prospectus Supplement, proceeds to the Operating Partnership from the sale of the Debt Securities offered hereby will be added to the working capital of the Operating Partnership and will be available for general purposes, which may include the repayment of indebtedness, the financing of capital commitments and possible future acquisitions associated with the continued expansion of the Partnerships' business.

                       RATIO OF EARNINGS TO FIXED CHARGES

     SDG, LP's ratio of earnings to fixed charges for the nine months ended September 30, 1996 and 1995 was 1.50x and 1.64x, respectively, and for the fiscal years ended December 31, 1995 and 1994 was 1.67x and 1.43x, respectively. From the commencement of its operations on December 20, 1993 through December 31, 1993, the ratio of earnings to fixed charges for SPG, LP was 3.36x. SPG, LP is for financial reporting purposes the predecessor to the Operating Partnership. See "The Merger."

     For purposes of computing the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

     Prior to the commencement of business by SPG, LP in December 1993, the predecessor of SPG, LP maintained a different ownership and equity structure. The predecessor's operating properties have historically generated positive net cash flow. The financial statements of the predecessor show net income for the period January 1, 1993 through December 19, 1993, and net losses for the fiscal years ended December 31, 1992 and 1991. The ratio of earnings to fixed charges for the period January 1, 1993 through December 19, 1993 was 1.11x. As a consequence of the net losses for the fiscal years ended December 31, 1992 and 1991, the computation of the ratio of earnings to fixed charges for these fiscal years indicates that earnings were inadequate to cover fixed charges by approximately $12.8 million and $18.7 million, respectively.

     The new capitalization of the Company effected in December 1993 in connection with its initial public offering permitted the Company to deleverage significantly, resulting in an improved ratio of earnings to fixed charges subsequent to its commencement of operations.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture (the "Indenture"), among the Operating Partnership, SPG, LP, as guarantor, and The Chase Manhattan Bank, as trustee. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the trustee at 450 West 33rd Street, 15th Floor, New York, New York 10001, or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder or in any Prospectus Supplement relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

     The Debt Securities to be offered hereby and in any applicable Prospectus Supplement will be "investment grade" securities, meaning at the time of the offering of such Debt Securities, at least one nationally recognized statistical rating organization (as defined in the Exchange Act) has rated such Debt Securities in one of its generic rating categories which signifies investment grade (typically the four highest rating categories, within which there may be sub-categories or gradations indicating relative standing, signify investment grades). An investment grade rating is not a recommendation to buy, sell or hold securities, is subject to revision or withdrawal at any time by the assigning entity, and should be evaluated independently of any other rating.

     In connection with the first takedown proposed to be made by the Operating Partnership from the shelf registration statement of which this Prospectus forms a part, the Company has entered into a forward treasury lock agreement, pursuant to which the Company and the counterparty to the agreement have agreed to exchange payments with respect to a notional principal amount of $100 million based on how a specified interest rate on U.S. Treasuries will have varied from a base rate of 6.307% on November 22, 1996. The Company will either receive or make a payment, depending on whether such specified interest rate is above or below 6.307%. In connection with future takedowns under the registration statement, the Operating Partnership may enter into interest rate protection agreements which hedge the interest rate exposure associated with such future debt offerings.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership and, unless otherwise described in the applicable Prospectus Supplement, will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. No partner (whether limited or general, including the Company and the Managing General Partner) of the Operating Partnership has any obligation for payment of principal of (and premium, if any) and interest, if any, on, or any other amount with respect to, the Debt Securities (Section 1602). At September 30, 1996, the total outstanding debt of the Operating Partnership including its pro rata share of joint venture debt was approximately $3,986.3 million, 92% of which was secured debt. Except as otherwise described in the applicable Prospectus Supplement, the Indenture does not limit the amount of other indebtedness of the Operating Partnership that may rank equally with or senior to the Debt Securities. The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Managing General Partner, as the managing general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

     The Indenture provides that there may be more than one trustee (the "Trustee") thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section
609), and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

          (1) the title of such Debt Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon acceleration of the maturity thereof;

          (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (6) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such record date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (7) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for registration of transfer or exchange and notices or demands to or upon the Operating Partnership in respect of such Debt Securities and the Indenture may be served;

          (8) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

          (9) the obligation, if any, of the Operating Partnership to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          (10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (12) the events of default or covenants of such Debt Securities, to the extent different from or in addition to those described herein;

          (13) whether such Debt Securities will be issued in certificated or book-entry form;

          (14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000, and any integral multiple thereof and the terms and conditions relating thereto;

          (15) the applicability, if any, of the defeasance and covenant defeasance provisions described herein, or any modification thereof;

          (16) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place of such Debt Securities to be authenticated and delivered;

          (17) whether and under what circumstances the Operating Partnership will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making such payment;

          (18) with respect to any Debt Securities that provide for optional redemption or prepayment upon the occurrence of certain events (such as a change of control of the Operating Partnership), (i) the possible effects of such provisions on the market price of the Operating Partnership's securities or in deterring certain mergers, tender offers or other takeover attempts, and the intention of the Operating Partnership to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with such provisions; (ii) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness such that payment on such Debt Securities may be effectively subordinated; and (iii) the existence of any limitation on the Operating Partnership's financial or legal ability to repurchase such Debt Securities upon the occurrence of such an event (including, if true, the lack of assurance that such a repurchase can be effected) and the impact, if any, under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default; and

          (19) any other terms of such Debt Securities.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "-- Merger, Consolidation or Sale" below or as may be set forth in any Prospectus Supplement, the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of the Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the Company or the management of the Company, or any affiliate of any such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Debt Securities. In addition, subject to the limitations set forth under "-- Merger, Consolidation or Sale," the Operating Partnership may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Debt Securities. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

     Reference is made to "-- Certain Covenants" below and to the description of any additional covenants with respect to a series of Debt Securities in the applicable Prospectus Supplement. Except as otherwise described in the applicable Prospectus Supplement, compliance with such covenants generally may not be waived with respect to a series of Debt Securities unless the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series consent to such waiver, except to the extent that the defeasance and covenant defeasance provisions of the Indenture described under "-- Discharge" and "-- Defeasance and Covenant Defeasance" below apply to such series of Debt Securities. See "-- Modification of the Indenture."

     Debt Securities may be denominated and payable in a foreign currency or units of two or more foreign currencies or a composite currency or currencies. As more fully described in the applicable Prospectus Supplement, awards or judgments by a court in the United States in connection with a claim with respect to any Debt Securities denominated other than in United States dollars (or a judgment denominated other than in United States dollars in respect of such claims) may be converted into United States dollars at a rate of exchange prevailing on a date determined pursuant to applicable law.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series which are registered securities, other than registered securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Debt Securities which are bearer securities, other than bearer securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000 and any integral multiple thereof (Section
302).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities in registered form will be payable at the corporate trust office of the Trustee, initially located at 450 West 33rd Street, 15th Floor, New York, New York 10001, provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307 and 1002).

     Unless otherwise specified in the applicable Prospectus Supplement, any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security in registered form ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Operating Partnership nor the Trustee shall be required (i) to issue, register the transfer of or exchange any Debt Security if such Debt Security may be among those selected for redemption during a period beginning at the opening of business 15 days before selection of the Debt Securities to be redeemed and ending at the close of business on (A) if such Debt Securities are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (B) if such Debt Securities are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to exchange any Bearer Security so selected for redemption except that, to the extent provided with respect to such Bearer Security, such Bearer Security may be exchanged for a Registered Security of that series and of like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     The Operating Partnership or the Guarantor may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) the Operating Partnership or the Guarantor, as the case may be, shall be the continuing entity, or the successor entity (if other than the Operating Partnership or the Guarantor) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or the Guarantor, such successor entity or any Subsidiary as a result thereof as having been incurred by the Operating Partnership or the Guarantor, such successor entity or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Existence. Except as permitted under "-- Merger, Consolidation or Sale" above, the Operating Partnership is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (statutory and charter) and franchises; provided, however, that the Operating Partnership shall not be required to preserve any such right or franchise if it determines that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1006).

     Maintenance of Properties. The Operating Partnership is required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly conducted at all times; provided, however, that the Operating Partnership and its subsidiaries shall not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business (Section 1007).

     Insurance. The Operating Partnership is required to, and is required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value (subject to reasonable deductibles determined from time to time by the Operating Partnership) with financially sound and reputable insurance companies (Section
1008).

     Payment of Taxes and Other Claims. The Operating Partnership is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon its income, profits or property or that of any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section
1009).

     Provision of Financial Information. The Holders of Debt Securities will be provided with copies of the annual reports and quarterly reports of the Operating Partnership. Whether or not the Operating Partnership is subject to
Section 13 or 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

     Additional Covenants. Any additional or different covenants of the Operating Partnership with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Operating Partnership contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $30,000,000 of any recourse indebtedness of the Operating Partnership, however evidenced, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after written notice as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership or any Significant Subsidiary or any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501).

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series of the Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the Trustee if given by the Holders); provided, that in the case of an Event of Default described under paragraph (f) of the preceding paragraph, acceleration is automatic. However, at any time after such acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series may rescind and annul such acceleration and its consequences if (a) the Operating Partnership shall have deposited with the Trustee all amounts due otherwise than on account of such declaration, plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the non-payment of accelerated principal of the Debt Securities of such series, have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee will be prepared to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture unless such default has been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if a trust committee of Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section
602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee with respect to the Debt Securities of such series. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, each of the Operating Partnership and the Guarantor must deliver to the Trustee a certificate, signed by one of several specified officers of the Operating Partnership or the Guarantor, as the case may be, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby: (a) change the Stated Maturity of the principal of, or premium (if any) or any installment of interest on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon acceleration of the maturity thereof or that would be provable in bankruptcy, or adversely affect any right of repayment at the option of the holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage in principal amount of Outstanding Debt Securities necessary to modify or amend the Indenture, reduce the percentage of Outstanding Debt Securities of any series necessary to waive compliance with certain provisions thereof or certain defaults and consequences thereunder, or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the percentage required to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 902).

     The Indenture provides that the Holders of not less than a majority in principal amount of a series of Outstanding Debt Securities have the right to waive compliance by the Operating Partnership with certain covenants relating to such series of Debt Securities in the Indenture (Section 1013).

     Modifications and amendments of the Indenture will be permitted to be made by the Operating Partnership and the Guarantor, and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership or the Guarantor as obligor under the Indenture; (ii) to add to the covenants of the Operating Partnership or the Guarantor for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, to change or eliminate any restrictions on payment of the principal of or premium or interest on Debt Securities, to modify the provisions relating to global Debt Securities, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision or such amendment shall not apply to any then Outstanding Debt Security; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above) of such Debt Security, (iii) the principal amount of an Indexed Security that shall be deemed Outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture, and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership or of such other obligor shall be disregarded (Section 101).

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series issuable, in whole or in part, as Bearer Securities (Section 1501). A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by the Operating Partnership or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section
1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, then with respect to such action (and only such action) the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE

     The Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401).

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, the Operating Partnership or the Guarantor may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1006 to 1010, inclusive, of the Indenture (including the restrictions described under "-- Certain Covenants" above) and its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership or the Guarantor, as the case may be, with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404).

     Such a trust will only be permitted to be established if, among other things, the Operating Partnership or the Guarantor, as the case may be, has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for

U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligations or a specific payment of interest on or principal of any such Government Obligations held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership or the Guarantor, as the case may be, has deposited funds or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into a currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community or (iii) any currency unit (or composite currency) other than the ECU for the purposes for which it was established (Section 101). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Operating Partnership or the Guarantor effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "-- Events of Default, Notice and Waiver" with respect to Sections 1006 to 1010, inclusive, of the Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "-- Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Operating Partnership would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above with respect to the Debt Securities of or within a particular series.

THE GUARANTEE

     The Indenture provides that SPG, LP will, and as further set forth in detail in the applicable Prospectus Supplement, guarantee (the "Guarantee") the due and punctual payment of the principal of, premium, if any, interest on, and any other amounts payable with respect to, the Debt Securities, when and as the same shall become due and payable, whether at a maturity date, on redemption, by declaration of acceleration or otherwise in accordance with the terms of the Debt Securities and the Indenture (Section 1701). The Indenture provides that
(i) the Trustee may exercise its rights thereunder on behalf of the Holders and
(ii) SPG, LP shall covenant that it shall take no action which would cause the Operating Partnership to violate any covenant, agreement or any other condition thereunder (Section 1705). The Guarantee will terminate upon the consummation of the reorganizational transactions pursuant to which the Operating Partnership is expected to own directly all of the assets and partnership interest then owned by SPG, LP (Section 1706). However, there can be no assurance that such reorganizational transactions will be so effected. See "The Operating Partnership." No partner (whether limited or general, including the Company) of SPG, LP will have any obligation for any obligations of SPG, LP under the Guarantee (Section 1707).

     In the absence of the Guarantee, Holders of the Debt Securities will have no claims, with regards to any payments in connection with the Debt Securities against the assets of SPG, LP or the assets of any other Subsidiary of the Operating Partnership. Any such claim that such Holders may make will have to be made indirectly through the equity interest that the Operating Partnership has in SPG, LP (or other Subsidiaries), and will thus be structurally subordinated to the claims of creditors of SPG, LP (or other Subsidiaries). As a result of the Guarantee, Holders of the Debt Securities, upon exercising their rights with respect to the Guarantee against SPG, LP, will be considered creditors of SPG, LP and their claims will rank pari passu with those of unsecured and unsubordinated creditors of SPG, LP and will not be structurally subordinated to such creditors.

MISCELLANEOUS

     No Conversion Rights. The Debt Securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Operating Partnership.

     Global Securities. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                              PLAN OF DISTRIBUTION

     The Operating Partnership may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Prospectus Supplement will set forth terms of the offering of the Debt Securities, including (i) the name of any underwriters or agents with whom the Operating Partnership has entered into arrangements with respect to the sale or issuance of Debt Securities, (ii) the initial public offering or purchase price of the Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriter's compensation from the Operating Partnership and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents and
(v) the net proceeds to the Operating Partnership. In connection with the sale of Debt Securities, underwriters may receive compensation from the Operating Partnership or from purchasers of Debt Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Operating Partnership, and any profit on the resale of Debt Securities they realize, may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under agreements the Operating Partnership may enter into, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Operating Partnership against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Operating Partnership in the ordinary course of business.

     Unless otherwise set forth in the Prospectus Supplement relating to the issuance of Debt Securities, the obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such Debt Securities will be obligated to purchase all of the Debt Securities allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If so indicated in the applicable Prospectus Supplement, the Operating Partnership will authorize underwriters or other persons acting as the Operating Partnership's agents to solicit offers by certain institutions to purchase Debt Securities from the Operating Partnership pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Operating Partnership. The obligations of any purchaser under any such contract will be subject only to the condition that the purchase of the Debt Securities shall not at any time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

     The validity of each issue of the Debt Securities will be passed upon for the Operating Partnership by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Paul, Weiss, Rifkind, Wharton & Garrison will also pass upon certain tax matters. Rogers & Wells, New York, New York, will act as counsel to any underwriters, dealers or agents.

                                    EXPERTS

     The audited financial statements and schedules of SPG incorporated by reference, and SPG, LP included, in the Registration Statement of which this Prospectus is a part, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference or included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements and schedules of DRC incorporated by reference, and the Operating Partnership (formerly DeBartolo Realty Partnership, L.P.) included, in the Registration Statement of which this Prospectus is a part, to the extent and for the periods indicated in their reports, have been audited by Ernst & Young LLP, independent public accountants, and are incorporated by reference or included, as the case may be, herein in reliance upon the authority of said firm as experts in giving said report.

======================================================
  NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OPERATING PARTNERSHIP OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE OPERATING PARTNERSHIP SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
           PROSPECTUS SUPPLEMENT
The Operating Partnership..............   S-3
The Offering...........................   S-4
Recent Developments....................   S-6
Use of Proceeds........................   S-8
Capitalization.........................   S-9
Selected Financial and Operating
  Data.................................  S-10
Summary of Portfolio Properties........  S-13
Description of the Notes...............  S-14
Underwriting...........................  S-21
Legal Matters..........................  S-22
Pro Forma Combined Condensed
  Financial Information................  SF-1
                 PROSPECTUS
Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     3
The Operating Partnership..............     4
The Merger.............................     6
Use of Proceeds........................     8
Ratio of Earnings to Fixed Charges.....     8
Description of Debt Securities.........     9
Plan of Distribution...................    19
Legal Matters..........................    20
Experts................................    20

  UNTIL OCTOBER   , 1997 (90 DAYS AFTER THE
DATE OF THIS PROSPECTUS SUPPLEMENT), ALL
DEALERS EFFECTING TRANSACTIONS IN THE NOTES,
WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER A
PROSPECTUS SUPPLEMENT AND PROSPECTUS. THIS
IS IN ADDITION TO THE OBLIGATION OF DEALERS
TO DELIVER A PROSPECTUS SUPPLEMENT AND
PROSPECTUS WHEN ACTING AS UNDERWRITERS AND
WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR
SUBSCRIPTIONS.

======================================================

======================================================
                                      LOGO
                               $        ,000,000

                                    % NOTES DUE 2004

                               $        ,000,000

                                    % NOTES DUE 2009
                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                          ---------------------------
                              MERRILL LYNCH & CO.
                             CHASE SECURITIES INC.
                                LEHMAN BROTHERS
                               J.P. MORGAN & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON BROTHERS INC
                                 UBS SECURITIES
                                 JULY   , 1997
======================================================